FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 000-51847

Himax Technologies, Inc.
(Translation of registrant’s name into English)

No.26, Zih Lian Road, Fonghua Village,
Sinshih Township, Tainan County 744,
Taiwan, Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Himax Technologies, Inc.

INDEX TO EXHIBITS

Exhibit

99.1	Himax Technologies, Inc. Notice of Annual General Meeting of Members
99.2	Himax Technologies, Inc. Proxy Statement
99.3	Himax Technologies, Inc. 2006 Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIMAX TECHNOLOGIES, INC.

By:	/s/ Max Chan
Name: Max Chan
Title: Chief Financial Officer

Date: August 6th, 2007

EXHIBIT 99.1
Deutsche Bank Trust Company Americas
Trust and Securities Services
Global Equity Services

DEPOSITARY RECEIPTS	August 6, 2007

Depositary's Notice of Annual General Meeting of Shareholders of Himax Technologies, Inc.:

Issue:	Himax Technologies, Inc. / Cusip 43289P106

Country:	Cayman Islands

Meeting Details:
Annual General Meeting of Shareholders of Himax Technologies ,Inc. on August 22, 2007 at  the Incubator of Tainan Science Park, Room B101 (International Conference Hall) No. 12, Nanke 2nd Road, Tainan Science Park, Tainan County, Taiwan  9:00 a.m. (Local Time).

Meeting Agenda:	The Company's Notice of Meeting including the Agenda and the Proxy Statement are attached

Voting Deadline:	On or before August 17, 2007 at 3:00 PM (New York City time)

ADR Record Date:	June 25, 2006

Ordinary: ADR ratio	1 Ordinary Shares: 1 ADR

In accordance with section 4.8 of the Deposit Agreement between Holders of American Depositary Receipts (ADRs) representing Deposited Shares of Himax Technologies, Inc. (the “Company”), Holders of Himax Technologies, Inc. ADRs are hereby notified of the Company’s Annual General Meeting of Shareholders.

Section 4.8 Voting of Deposited Securities.  Subject to the next sentence, as soon as practicable after receipt of notice of any meeting at which the holders of Shares are entitled to vote, or of solicitation of consents or proxies from holders of Shares or other Deposited Securities, the Depositary shall fix the ADS Record Date in respect of such meeting or solicitation of consent or proxy. The Depositary shall, if requested by the Company in writing in a timely manner (the Depositary having no obligation to take any further action if the request shall not have been received by the Depositary at least 30 days prior to the date of such vote or meeting) and at the Company's expense and provided no U.S. legal prohibitions exist, mail by regular, ordinary mail delivery (or by electronic mail or as otherwise may be agreed between the Company and the Depositary in writing from time to time) or otherwise distribute to Holders as of the ADS Record Date: (a) such notice of meeting or solicitation of consent or proxy; (b) a statement that the Holders at the close of business on the ADS Record Date will be entitled, subject to (i) any applicable law, the Company’s Articles of Association and the provisions of or governing the Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company) and (ii) the written undertaking by the Company to the Depositary received prior to such meeting in accordance with the fourth paragraph of this Section 4.8 that it will cause the duly-appointed chairman at such meeting to demand for a vote on a poll basis with respect to any resolution for which the Depositary has solicited from, and is entitled to exercise voting rights on behalf of, Holders in accordance with Article 66(a) of the Company’s Articles of Association, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Securities represented by such Holder's American Depositary Shares; and (c) a brief statement as to the manner in which such instructions may be given, including i) in the event a demand for vote by poll is timely made in accordance with the provisions of this Section 4.8, an express indication that such instructions may be given or deemed given, in accordance with the third paragraph of this Section 4.8, to the Depositary to give a discretionary proxy to a person designated by the Company to the extent no instruction is received and ii) a statement that in the event a demand for vote by poll is not timely made in accordance with the provisions of this Section 4.8, the Depositary shall refrain from voting and any voting instructions received from Holders shall lapse and the Depositary will not represent any Deposited Securities for the purposes of establishing a quorum accordingly. Voting instructions may be given only in respect of a number of American Depositary Shares representing an integral number of Shares or other Deposited Securities.

Upon the timely receipt of written instructions of a Holder on or before the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of this Deposit Agreement, the Company’s Articles of Association and the provisions of or governing the Deposited Securities, and provided that the Company has, pursuant to its undertaking set forth under this Section 4.8, caused the duly-appointed chairman at such meeting to demand a vote by way of poll with respect to each resolution (in accordance with Article 66(a) of the Company’s Articles of Association), to vote or cause an officer of the Company duly appointed as representative of the Depositary or such other duly-appointed person as the Depositary has validly appointed as proxy (“Authorized Representative”) to vote the Shares and/or other Deposited Securities (in person or by proxy) represented by American Depositary Shares evidenced by such Receipt in accordance with such voting instructions.

In the event that the Depositary i) timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs or ii) if no instructions are received by the Depositary from a Holder with respect to any of the Deposited Securities represented by the ADSs evidenced by such Holder’s ADRs on or before the ADS Record Date established by the Depositary for such purpose, the Depositary shall (unless otherwise specified in the notice distributed to Holders) deem such Holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Securities, provided, however, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing, if applicable) that (x) the Company does not wish to give such proxy, (y) the Company is aware or should reasonably be aware that substantial opposition exists from Holders against the outcome for which the person designated by the Company would otherwise vote or (z) the outcome for which the person designated by the Company would otherwise vote would materially and adversely affect the rights of holders of Shares, provided, further, that the Company will have no liability to any Holder or Beneficial Owner resulting from such notification.

The Company hereby undertakes for the benefit of the Holders, and in accordance with Article 66(a) of the Company’s Articles of Association, to procure that the duly-appointed chairman of any such meeting timely make a demand for a vote by poll with respect to any resolution for which the Depositary has received and is entitled to exercise voting instructions on behalf of the Holders.

In the event that the Company does not timely procure the demand for a vote by poll with respect to any resolution in accordance with the above paragraph, and no other Member (as defined in the Company’s Articles of Association) in person or by proxy has validly and timely demanded a vote on the basis of a poll, including the Depositary to the extent it is lawfully entitled to do the same, the Depositary shall refrain from voting and any voting instructions received from Holders shall lapse without further liability on the part of the Depositary.

Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting, and neither the Depositary nor the Custodian shall vote, or attempt to exercise the right to vote, the Shares or other Deposited Securities represented by ADSs except pursuant to and in accordance with such written instructions from Holders, including the deemed instruction to the Depositary to give a discretionary proxy to a person designated by the Company.  Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing a quorum at a meeting of shareholders but only to the extent that the duly-appointed chairman or other Member (as defined in the Company’s Articles of Association) in person or by proxy has validly and timely procured the demand for a vote by poll with respect to any resolution for which voting instructions have been solicited from Holders.

There can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive the notice described above with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner.

Notwithstanding the above, save for applicable provisions of the law of the Cayman Islands, and in accordance with the terms of Section 5.3, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities.

For Further Information, contact:

Daniel Belean
Deutsche Bank - Depositary Receipts
212 250 6612 (Tel)
212 797 0327 (fax)

EXHIBIT 99.2

PROXY STATEMENT

This Proxy Statement is being furnished pursuant to the Proxy Form for the Annual General Meeting (“AGM”) of Himax Technologies, Inc. (“Himax” or the “Company”) to be held on August 22, 2007 at 9:00 a.m. (Taiwan time).

I.  SHAREHOLDER ADOPTION OF THE COMPANY’S 2006 AUDITED ACCOUNTS AND FINANCIAL REPORT

The Company seeks shareholder adoption of the Company’s 2006 audited accounts (the “Audited Accounts”), which have been prepared under United States Generally Accepted Accounting Principles, in respect of the financial year ended December 31, 2006. Along with the Audited Accounts, the Company seeks shareholder adoption of the report of the auditors in respect of the same financial period (the “Reports of the Auditors”). A copy of each of the Company’s Audited Accounts and the Reports of the Auditors is included in the enclosed 2006 Himax Annual Report.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon.

The Board of Directors of the Company (the “Board of Directors”) recommends a vote FOR this proposal.

II.  RETIREMENT AND RE-ELECTION OF YUAN-CHUAN HORNG AS A DIRECTOR

Yuan-Chuan Horng will properly retire from his directorship position at Himax to be eligible for re-election pursuant to the Articles of Association of Himax, and he has offered himself for re-election as a Director of Himax.  A retiring Director shall be eligible for re-election.

Yuan-Chuan Horng has been the independent director of Himax since our reorganization in October 2005. Prior to our reorganization in October 2005, Mr. Horng served as a director of Himax Taiwan from August 2004 to October 2005, Mr. Horng is the general manger of the Finance Department of China Steel Corporation, a position he has held since April 2000. He has held various accounting and finance positions as China Steel Corporation for over 30 years. Mr. Horng holds a B.A. degree in economics from Soochow University.

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for the election of Yuan-Chuan Horng as a director of Himax.

The Board of Directors recommends a vote FOR this proposal.

III.     SHAREHOLDER APPROVAL OF AMENDMENTS TO ARTICLE 152 AND 154 OF THE ARTICLES OF ASSOCIATION OF HIMAX

Articles 152 and 154 of the Articles of Association of Himax Technologies, Inc. shall be amended in the following manner as marked:

152.
Subject to Articles 153 and 154, a printed copy of the Directors’ report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors’ report, shall be sent to each person entitled thereto at least ten (10) days before the date of the general meeting and laid before the Company at the annual general meeting held in accordance with Article 56 provided that this Article shall not require a copy of those documents to be sent to any person whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

154.
 The requirement to send to a person referred to in Article 152 the documents referred to in that article or a summary financial report in accordance with Article 153 shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Article 152 and, if applicable, a summary financial report complying with Article 153, on the Company’s computer network or in any other permitted manner (including by sending any form of electronic communication) ~~and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company’s obligation to send to him a copy of such documents~~.

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for the amendments to article 152 and 154 of the Articles of Association of Himax.

The Board of Directors recommends a vote FOR this proposal.

OTHER MATTERS

As of the date of this Proxy Statement, Himax does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the meeting.

Shareholders are urged to sign the enclosed proxy form and to return it promptly.  Proxies will be voted in accordance with shareholders’ directions. Signing the proxy form does not affect a shareholder’s right to vote in person at the meeting, and the proxy may be revoked prior to its exercise by appropriate notice to the undersigned. If no directions are given, proxies will be voted for the (1) adoption of Himax’s 2006 Audited Accounts and Financial Reports, (2) re-election of Mr. Yuan-Chuan Horng as a Director and (3) approval of amendments to Article 152 and 154 of the Articles of Association of Himax.

Himax Technologies, Inc.

By:	/s/ Jordan Wu
	Name:	Jordan Wu
	Title:	Director

2

EXHIBIT 99.3

LETTER TO SHAREHOLDERS

Dear Shareholders:

2006 was a remarkable year for Himax as we completed our IPO at NASDAQ and our revenues and net income both came in at historical highs. Despite a challenging environment faced by the TFT-LCD industry, Himax continues to successfully establish a solid position in the display driver business. Himax is significantly leveraged to unit growth projected for the flat panel display markets, driven by demand for products such as LCD TVs, LCD monitors, notebook computers and various small-and medium-sized applications. We are well positioned to remain a leading semiconductor solution provider for the flat panel display industry.

Our IPO at the end of March 2006 was in-line with our growth plan, as it not only strengthened our balance sheet but also served as a global branding event. Himax enjoys leading supplier position at several global flat panel makers and continues to expand our customer base.  We will continue to execute our growth plan while working to increase shareholder value.

As one of the top display driver suppliers in the TFT-LCD industry, Himax has a solid track record of share gains in the global large panel display drivers segment. According to iSuppli, Himax ended 2006 with 18.9% share in large panel display driver revenue globally. While we have accomplished a great deal in the past, we believe that the greatest opportunities lie ahead of us.

We also continue to strengthen our market position in the small- and medium-sized display driver business as we benefit from the addition of new customers and increase in demand as more small- and medium-sized LCD panel applications are introduced. Further, we expect to benefit from local driver IC sourcing by Taiwanese panel makers as smaller fabs were reallocated from the production of TV and PC-related panels to small- and medium-sized panels.

In August we announced the acquisition of Wisepal Technologies. This transaction, valued at $44 million, resulted in an immediate addition of approximately 6.2 million shares, representing approximately 3.1% of our enlarged share capital. We are very pleased with the progress of integration of both companies so far. We believe the acquisition will greatly strengthen our position in the small- and medium-sized applications.

Our first share buyback program was announced to the market on November 2nd. Since then, approximately 10 million of the company’s American Depository Shares were repurchased from the open market for a total of $50 million. The repurchased ADSs and their underlying ordinary shares had been cancelled, thereby reducing approximately 5% of Himax’s issued and outstanding shares.

Looking ahead, we expect a healthier TFT-LCD environment as our panel customers are looking to manage their capacity utilization and maintain inventories at a level where they support real demand. Also, with the adoption of high definition format for LCD TVs and the introduction of new panel products such as wide screen monitors and digital photo frames, new demand is created and we believe Himax will be one of the major beneficiaries of the TFT LCD up-cycle.

In summary, the dedication of our employees and the strength of our technology and service have put Himax in a strong position. The industry continues to face a challenging period and we are doing our best to work through it. We see strong revenue growth and stable margins supporting a positive trade as the industry tightens. We thank you for your support, and we will continue to drive for excellence and strive to achieve the growth you have come to expect.

Sincerely,

Jordan Wu
President and CEO
Himax Technologies, Inc.

ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR 2006

Contents
Special Note Regarding Forward-Looking Statements	3
Selected Financial Data	4
Information on the Company	6
Business Overview	8
Critical Accounting Policies and Estimates	24
Operating Results	28
Directors, Senior Management and Employees	36
Consolidated Financial Statements	43
Corporate Information	87

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition, or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “expect,” “intend,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to, our anticipated growth strategies, our future business developments, results of operations and financial condition, our ability to develop new products, the expected growth of the display driver markets, the expected growth of end-use applications that use flat panel displays, particularly TFT-LCD panels, development of alternative flat panel display technologies, other factors.

All references to “New Taiwan dollars,” “NT dollars” and “NT$” are to the legal currency of the ROC; and all references to “dollars,” “U.S. dollars,” and "$" are to the legal currency of the United States.

SELECTED FINANCIAL DATA

The selected consolidated statement of income data and consolidated cash flow data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our consolidated financial statements included herein, which have been audited by KPMG Certified Public Accountants, or KPMG, and were prepared in accordance with U.S. GAAP. The selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 and the selected consolidated statement of operations data and consolidated cash flow data for the years ended December 31, 2002 and 2003 have been derived from our consolidated financial statements that have not been included herein but have been audited by KPMG and were prepared in accordance with U.S. GAAP. Our consolidated financial statements include the accounts of Himax Technologies, Inc. and its subsidiaries as if we had been in existence for all years presented. As a result of our reorganization, 100% of our outstanding ordinary shares immediately prior to our initial public offering were owned by former shareholders of Himax Taiwan. In presenting our consolidated financial statements, the assets and liabilities, revenues and expenses of Himax Taiwan and its subsidiaries are included in our consolidated financial statements at their historical amounts for all periods presented. Our historical results do not necessarily indicate results expected for any future periods. The selected financial and operating data set forth below should be read in conjunction with the consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except per share data)
Consolidated Statements of Income Data:
Revenues, net	$56,478	$131,843	$300,273	$540,204	$744,518
Costs and expenses(1):
Cost of revenues	45,313	100,102	235,973	419,380	601,565
Research and development	7,800	21,077	24,021	41,278	60,655
General and administrative	1,489	4,614	4,654	6,784	9,762
Sales and marketing	884	2,669	2,742	4,762	6,970
Operating income	992	3,381	32,883	68,000	65,566
Net income (loss)(2)	$513	$(581)	$36,000	$61,558	$75,190
Earnings (loss) per ordinary share(2) and per
ADS(3):
Basic	$0.00	$(0.00)	$0.21	$0.35	$0.39
Diluted	$0.00	$(0.00)	$0.21	$0.34	$0.39
Weighted-average number of shares used in
earnings per share computation:
Basic	103,276	116,617	169,320	176,105	192,475
Diluted	104,739	116,617	173,298	180,659	195,090
Cash dividends declared per ordinary
share(4)	$0.00	$0.00	$0.00	$0.08	$0.00

Note: (1) The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands)
Cost of revenues	$172	$827	$291	$188	$275
Research and development	3,057	11,666	4,288	6,336	11,806
General and administrative	353	2,124	721	848	1,444
Sales and marketing	348	1,349	537	1,241	1,625
Total	$3,930	$15,966	$5,837	$8,613	$15,150

(2)
Under the ROC Statute for Upgrading Industries, we are exempt from income taxes for income attributable to expanded production capacity or newly developed technologies. If we had not been exempt from paying this income tax, net income and basic and diluted earnings per share would have been $29.7 million, $0.18 and $0.17, respectively, for the year ended December 31, 2004, $52.4 million, $0.30 and $0.29, respectively, for the year ended December 31, 2005 and $59.2 million, $0.31 and $0.30, respectively, for the year ended December 31, 2006. A portion of this tax exemption expires on March 31, 2009 and the remainder on December 31, 2010.

(3)	Each ADS represents one ordinary share.
(4)
In November 2005, we distributed a special cash dividend of approximately $0.08 per share in respect of our performance prior to our initial public offering. This special cash dividend should not be considered representative of the dividends that would be paid in any future periods or our dividend policy.

The following table presents our selected consolidated balance sheet data as of December 31, 2002, 2003, 2004, 2005 and 2006 and selected consolidated cash flow data for the years ended December 31, 2002, 2003, 2004, 2005 and 2006:

	As of December 31,
	2002	2003	2004	2005	2006
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents(1)	$2,697	$2,529	$5,577	$7,086	$109,753
Accounts receivable, net	1,637	12,543	27,016	80,259	112,767
Accounts receivable from related parties, net	4,786	22,893	39,129	69,587	116,850
Inventories	12,056	21,088	54,092	105,004	101,341
Total current assets	26,885	88,245	144,414	300,056	466,715
Total assets	29,423	96,159	157,770	327,239	518,794
Accounts payable	5,803	22,901	38,649	105,801	120,407
Total current liabilities	11,750	43,613	52,157	160,784	153,279
Total liabilities	11,975	43,870	52,246	160,784	153,471
Ordinary Shares	11	17	18	18	19
Total stockholders’ equity (5)	17,448	52,289	104,860	165,831	363,927
Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	(3,884)	(1,593)	(8,688)	12,464	29,696
Net cash provided by (used in) investing activities	(7,130)	(28,915)	11,001	(25,363)	(8,927)
Net cash provided by financing activities	11,644	30,341	735	14,404	81,886
Effect of exchange rate changes on cash and
cash equivalents	–	–	–	4	12
Net increase (decrease) in cash and
cash equivalents	630	(167)	3,048	1,509	102,667

Note:    (1) Cash and cash equivalents at December 31, 2006 increased significantly as compared to December 31, 2005. This increase was primarily due to net proceeds of $147.4 million received from our initial public offering in April 2006 which also caused the increase in our stockholders equity by the same amount.

INFORMATION ON THE COMPANY

History and Development of the Company

Himax Taiwan, our predecessor, was incorporated on June 12, 2001 as a limited liability company under the laws of the ROC. On April 26, 2005, we established Himax Technologies Limited, an exempted company with limited liability under the Companies Law Cap. 22 of the Cayman Islands, or the Companies Law, as a holding company to hold the shares of Himax Taiwan in connection with our reorganization and share exchange. On October 14, 2005, Himax Taiwan became our wholly owned subsidiary through a share exchange consummated pursuant to the ROC Business Mergers and Acquisitions Law through which we acquired all of the issued and outstanding shares of Himax Taiwan, and we issued ordinary shares to the shareholders of Himax Taiwan. Shareholders of Himax Taiwan received one of our ordinary shares in exchange for one Himax Taiwan common share. The share exchange was unanimously approved by shareholders of Himax Taiwan on June 10, 2005 with no dissenting shareholders and by the ROC Investment Commission on August 30, 2005 for our inbound investment in Taiwan, and on September 7, 2005 for our outbound investment outside of Taiwan. Acquisition of our ordinary shares by non-ROC shareholders of Himax Taiwan is not subject to the approval of the ROC Investment Commission. We effected this reorganization and share exchange to comply with ROC laws, which prohibit a Taiwan incorporated company not otherwise publicly listed in Taiwan from listing its shares on an overseas stock exchange. Our reorganization enables us to maintain our operations through our Taiwan subsidiary, Himax Taiwan, while allowing us to list our shares overseas through our holding company structure.

Pursuant to the approval letters from the ROC Investment Commission, we and Himax Taiwan have to comply with certain documentation requirements in order to evidence the satisfaction of our undertakings. On November 24, 2005, Himax Taiwan submitted to the ROC Investment Commission (1) the status report confirming the completion of the share exchange, (2) the shareholders' notice setting the record date of the share exchange and (3) the shareholders register maintained by our registrar. In addition, on December 5, 2005, Himax Taiwan submitted to the ROC Investment Commission its latest corporate registration card issued by the ROC Ministry of Economic Affairs.  We have also submitted Himax Taiwan’s 2005 and 2006 audited financials as support for our satisfaction of the various undertakings and expect to submit Himax Taiwan’s 2007 audited financials in 2008. We do not anticipate any difficulties in providing the required documentation to the ROC Investment Commission and expect that any further required documents (if any) will be submitted on a timely basis in satisfaction of our obligations under the relevant approval letter.

The common shares of Himax Taiwan were traded on the Emerging Stock Board from December 26, 2003 to August 10, 2005, under the stock code “3222.” Himax Taiwan’s common shares were delisted from the Emerging Stock Board on August 11, 2005. As a result of our reorganization, Himax Taiwan is no longer a Taiwan public company, and its common shares are no longer listed or traded on any trading markets.

On September 26, 2005, we changed our name to “Himax Technologies, Inc.,” and on October 17, 2005 Himax Taiwan changed its name to “Himax Technologies Limited” upon the approval of shareholders of both companies and amendments to the respective constitutive documents. We effected the name exchange in order to maintain continuity of operations and marketing under the trade name “Himax Technologies, Inc.,” which had been previously used by Himax Taiwan.

On Feb 1, 2007, we acquired Wisepal Technologies, Inc. (“Wisepal”) and we believe this acquisition will strengethen our small- and medium-sized product offerings.

Our principal executive offices are located at No. 26, Zih Lian Road, Fonghua Village, Sinshih Township, Tainan County 74445, Taiwan, Republic of China. Our telephone number at this address is +886 (6) 505-0880. Our registered office in the Cayman Islands is located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, Georgetown, Grand Cayman, Cayman Islands. Our telephone number at this address is +(1-345) 949-1040. In addition, we have regional offices in Hsinchu and Taipei, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan; Anyangsi Kyungkido, South Korea; and Irvine, California, USA.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.himax.com.tw. The information contained on our website is not part of this annual report. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

We closed our initial public offering on April 4, 2006 and our ADSs have been listed on the Nasdaq Global Market since March 31, 2006. Our ordinary shares are not listed or publicly traded on any trading markets.

BUSINESS OVERVIEW

We design, develop and market semiconductors that are critical components of flat panel displays. Our principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. We also offer display drivers for panels using OLED technology and LTPS technology. In addition, we are expanding our product offering to include television semiconductor solutions, as well as LCOS products. Our customers are panel and television makers. We believe that our leading design and engineering expertise, combined with our focus on customer service and close relationships with semiconductor manufacturing service providers, has contributed to our success.

Industry Background

We operate in the flat panel display semiconductor industry. As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry.

Flat Panel Display Semiconductors

Flat panel displays require different semiconductors depending upon the display technologies and the application. Some of the most important ones include the following:

•
Display Driver. The display driver receives image data from the timing controller and delivers precise analog voltages or currents to create images on the display. The two main types of display drivers for a TFT-LCD panel are gate drivers and source drivers. Gate drivers turn on the transistor within each pixel cell on the horizontal line on the panel for data input at each row. Source drivers receive image data from the timing controller and generate voltage that is applied to the liquid crystal within each pixel cell on the vertical line on the panel for data input at each column. The combination determines the colors generated by each pixel. Typically multiple gate drivers and source drivers are installed separately on the panel. However, for certain small- and medium-sized applications, gate drivers and source drivers are integrated into a single chip due to space and cost considerations. Large-sized panels typically have higher resolution and require more display drivers than small- and medium-sized panels.

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Timing Controller. The timing controller receives image data and converts the format for the source drivers’ input. The timing controller also generates controlling signals for gate and source drivers. Typically the timing controller is a discrete semiconductor in large-sized TFT-LCD panels. For certain small- and medium-sized applications, however, the timing controller may be integrated with display drivers.

•	Scaler. For certain displays, a scaler is installed to magnify or shrink image data in order for the image to fill the panel.

•	Operational Amplifier. An operational amplifier supplies the reference voltage to source drivers in order to make their output voltage uniform.

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Television Chipset. Television flat panel displays require chipsets that typically contain all or some of the following components: an audio processor, analog interfaces, digital interfaces, a video processor, a channel receiver and a digital television decoder. See “-Products-Television

Semiconductor Solutions-Television Chipsets” for a description of these components.

•	Others. Flat panel displays also require multiple general purpose semiconductors such as memory, power converters and inverters.

Characteristics of the Display Driver Market

Although we operate in several distinct segments of the flat panel display semiconductor industry, our principal products are display drivers. Display drivers are critical components of flat panel displays. As a result, we believe that the projected growth in the demand for flat panel displays will result in the growth in demand for display drivers. The display driver market has specific characteristics, including those discussed below.

Concentration of Panel Manufacturers

The global TFT-LCD panel industry consists of a small number of manufacturers, substantially all of which are based in Asia. In recent years, TFT-LCD panel manufacturers, in particular Taiwan- and Korea-based manufacturers, have invested heavily to establish, construct and ramp up additional fab capacity. The capital intensive nature of the industry often results in TFT-LCD panel manufacturers operating at a high level of capacity utilization in order to reduce unit costs. This tends to create a temporary oversupply of panels, which reduces the average selling price of panels and puts pricing pressure on display driver companies. Moreover, the concentration of panel manufacturers permits major panel manufacturers to exert pricing pressure on display driver companies such as us. The small number of panel manufacturers intensifies this as display driver companies, in addition to seeking to expand their customer base, must also focus on winning a larger percentage of such customers’ display driver requirements.

Customization Requirements

Each panel display has a unique pixel design to meet its particular requirements. To optimize the panel's performance, display drivers have to be customized for each panel design. The most common customization requirement is for the display driver company to optimize the gamma curve of each display driver for each panel design. Display driver companies must work closely with their customers to develop semiconductors that meet their customers’ specific needs in order to optimize the performance of their products.

Mixed-Signal Design and High-Voltage CMOS Process Technology

Display drivers have specific design and manufacturing requirements that are not standard in the semiconductor industry. Some display drivers require mixed-signal design since they combine both analog and digital devices on a single semiconductor to process both analog signals and digital data. Manufacturing display drivers typically requires high-voltage complementary metal oxide semiconductor, or CMOS, process technology operating at 10 to 18 volts for source drivers and 10 to 45 volts for gate drivers, levels of voltage which are not standard in the semiconductor industry. For display drivers, the driving voltage must be maintained under a very high degree of uniformity, which can be difficult to achieve using standard CMOS process technology. However, manufacturing display drivers does not require very small-geometry semiconductor processes. Typically, the manufacturing process for large panel display drivers requires geometries between 0.13 micron and 1 micron because the physical dimensions of a high-voltage device do not allow for the economical reduction in geometries below this range. We believe that there are a limited number of fabs with high-voltage CMOS process technology that are capable of high-volume manufacturing of display drivers.

Special Assembly and Testing Requirements

Manufacturing display drivers requires certain assembly and testing technologies and equipment that are not standard for other semiconductors and are offered by a limited number of providers. The assembly of display drivers typically uses either tape automated bonding, also known as TAB, or chip-on-glass, also known as COG, technologies. Display drivers also require gold bumping, which is a process in which gold bumps are plated onto each wafer to connect the die and the processed tape, in the case of TAB packages, and the glass, in the case of COG packages. TAB may utilize tape carrier package, also known as TCP, or chip on film, also known as COF. The type of assembly used depends on the panel manufacturer's design which is influenced by panel size and application and is typically determined by the panel manufacturers. Display drivers for large-sized applications typically require TAB package types and, to a lesser extent COG package types, whereas display drivers for mobile handsets and consumer electronics products typically require COG packages. The testing of display drivers also requires special testers that can support high-channel and high-voltage output semiconductors. Such testers are not standard in the semiconductor industry.

Supply Chain Management

The manufacturing of display drivers is a complex process and requires several manufacturing stages such as wafer fabrication, gold bumping and assembly and testing, and the availability of materials such as the processed tape used in TAB packaging. We refer to these manufacturing stages and material requirements collectively as the “supply chain.” Panel manufacturers typically operate at high levels of capacity utilization and require a reliable supply of display drivers. A shortage of display drivers, or a disruption to this supply, may disrupt panel manufacturers’ operations since replacement supplies may not be available on a timely basis or at all, given the customization of display drivers. As a result, a display driver company’s ability to deliver its products on a timely basis at the quality and quantity required is critical to satisfying its existing customers and winning new ones. Such supply chain management is particularly crucial to fabless display driver companies that do not have their own in-house manufacturing capacity. In the case of display drivers, supply chain management is further complicated by the high-voltage CMOS process technology and the special assembly and testing requirements that are not standard in the semiconductor industry. Access to this capacity also depends in part on display driver companies having received assurances of demand for their products since semiconductor manufacturing service providers require credible demand forecasts before allocating capacity among customers and investing to expand their capacity to support growth.

Need for Higher Level of Integration

The small form factor of mobile handsets and certain consumer electronics products restricts the space for components. Small- and medium-sized panel applications typically require one or more source drivers, one or more gate drivers and one timing controller, which can be installed as separate semiconductors or as an integrated single-chip driver. Customers are increasingly demanding higher levels of integration in order to manufacture more compact panels, simplify the module assembly process and reduce unit costs. Display driver companies must be able to offer highly integrated chips that combine the source driver, gate driver and timing controller, as well as semiconductors such as memory, power circuit and image processors, into a single chip. Due to the size restrictions and stringent power consumption constraints of such display drivers, single-chip drivers are complex to design. For large-sized panel applications, integration is both more difficult to achieve and less important since size and weight are less of a priority.

Products

We have three principal product lines:

•	display drivers and timing controllers;
•	television semiconductor solutions; and
•	LCOS products.

We commenced volume shipments of our first source and gate driver for large-sized panels in July 2001 and have developed a broad product portfolio of display drivers and timing controllers for use in large-sized TFT-LCD panels. We commenced volume shipments of our first display drivers for use in consumer electronics applications in April 2002, volume shipments of two-chip display drivers for mobile handsets in August 2003 and volume shipments of single-chip display drivers for mobile handsets in August 2004. In September 2004, we commenced volume shipments of our first television semiconductor solutions. We commenced shipping engineering samples of LCOS products in December 2003 and started volume shipment in June 2006.

Display Drivers and Timing Controllers

Display Driver Characteristics

Display drivers deliver precise analog voltages and currents that activate the pixels on panels. The following is a summary of certain display driver characteristics and their relationship to panel performance.

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Resolution and Number of Channels. Resolution refers to the number of pixels per line multiplied by the number of lines, which determines the level of fine detail within an image displayed on a panel. For example, a color display screen with 1,024 x 768 pixels has 1,024 red columns, 1,024 green columns and 1,024 blue columns for a total of 3,072 columns and 768 rows. The red, green and blue columns are commonly referred to as “RGB.” Therefore, the display drivers need to drive 3,072 column outputs and 768 row outputs. The number of display drivers required for each panel depends on the resolution. For example, an XGA (1,024 x 768 pixels) panel requires eight 384 channel source drivers (1,024 x 3 = 384 x 8) and three 256 channel gate drivers (768 = 256 x 3), while a SXGA (1,280 x 1,024 pixels) panel requires ten 384 channel source drivers and four 256 channel gate drivers. The number of display drivers required can be reduced by using drivers with a higher number of channels. For example, a SXGA panel can have eight 480 channel source drivers or four 960 channel source drivers instead of ten 384 channel source drivers. Thus, using display drivers with a higher number of channels can reduce the number of display drivers required for each panel, although display drivers with a higher number of channels typically have higher unit costs.

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Color Depth. Color depth is the number of colors that can be displayed on a screen, which is determined by the number of shades of a color, also known as grayscale, that can be shown by the panel. For example, a 6-bit source driver is capable of generating 2[6] x 2[6] x 2[6] = 2[18], or 262K colors, and similarly, an 8-bit source driver is capable of generating 16 million colors. Typically, for TFT-LCD panels currently in commercial production, 262K and 16 million colors are supported by 6-bit and 8-bit source drivers, respectively.

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Operational Voltage. A display driver operates with two voltages: the input voltage (which enables it to receive signals from the timing controller) and the output voltage (which, in the case of source drivers, is applied to liquid crystals and, in the case of gate drivers, is used to switch on the TFT device). Source drivers typically operate at input voltages from 3.3 to 1.5 volts and output voltages between 10 to 18 volts. Gate drivers typically operate at input voltages from 3.3 to 1.5 volts and output voltages from 10 to 45 volts. Lower input voltage saves power and lowers electromagnetic interference, or EMI. Output voltage may be higher or lower depending on the characteristics of the liquid crystal (or diode), in the case of source drivers, or TFT device, in the case of gate drivers.

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Gamma Curve. The relationship between the light passing through a pixel and the voltage applied to it by the source driver is nonlinear and is referred to as the “gamma curve” of the source driver. Different panel designs and manufacturing processes require source drivers with different gamma curves. Display drivers need to adjust the gamma curve to fit the pixel design. Due to the materials and processes used in manufacturing, panels may contain certain imperfections which can be corrected by the gamma curve of the source driver, a process which is generally known as “gamma correction.” For certain types of liquid crystal, the gamma curves for RGB cells are significantly different and thus need to be independently corrected. Some advanced display drivers feature three independent gamma curves for RGB cells.

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Driver Interface. Driver interface refers to the connection between the timing controller and display drivers. Display drivers increasingly require higher bandwidth interface technology to address the larger data volume necessary for video images. Panels used for higher data transmission applications such as televisions require more advanced interface technology. The principal types of interface technologies are transistor-to-transistor logic, or TTL, reduced swing differential signaling, or RSDS, and mini low voltage differential signaling, or mini-LVDS. Among these, RSDS and mini-LVDS were developed as low power, low noise and low amplitude method for high-speed data transmission using fewer copper wires and resulting in lower EMI. In 2005, we introduced two new display driver interfaces: dual edge TTL, or DETTL, and turbo RSDS. DETTL enables the interface to function with lower power (below 1.8V), thus reducing power consumption. Turbo RSDS is an upgraded version of RSDS which increases the interface frequency from 85MHz to 135MHz, thus reducing the bus width and panel costs.

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Package Type. The assembly of display drivers typically uses TAB and COG package types. COF and TCP are two types of TAB packages. Customers typically determine the package type required according to their specific mechanical and electrical considerations. In general, display drivers for small-sized panels use COG package type whereas display drivers for large-sized panels primarily use TAB package types and to a lesser extent COG package types.

Large-Sized Applications

We provide source drivers, gate drivers and timing controllers for large-sized panels principally used in desktop monitors, notebook computers and televisions. Display drivers used in large-sized applications feature different key characteristics, depending on the end-use application. For display drivers for use in notebook computers, low power consumption is a key feature due to the portability of notebook computers and the need for long battery life. For display drivers used in desktop monitors, low cost is more desirable than low power consumption. For advanced televisions, display drivers must meet the requirements of larger panels, such as higher data transmission rates, wider viewing angles, faster response time, higher color depth and better image performance.

The table below sets forth the features of our products for large-sized applications:

Product	Features
TFT-LCD Source Drivers
•  384 to 960 output channels
•  6-bit (262K colors), 8-bit (16 million colors) or 10-bit (1 billion colors)
•  one gamma-type driver
•  three gamma-type drivers (RGB independent gamma curve to enhance color image)
•  output driver voltage ranging from 4.5V to 18V
•  input logic voltage ranging from standard 3.3V to low power 1.5V
•  low power consumption and low EMI
•  supports TCP, COF and COG package types
•  supports TTL, RSDS, mini-LVDS, DETTL, turbo RSDS and customized interface technologies

TFT-LCD Gate Drivers
•  192 to 400 output channels
•  output driving voltage ranging from 10 to 45V
•  input logic voltage ranging from standard 3.3V to low power 1.5V
•  low power consumption
•  supports TCP, COF and COG package types

Timing Controllers
•  product portfolio supports a wide range of resolutions, from VGA (640 x 480 pixels) to Full HD (1,920 x 1,080 pixels)
•  supports TTL, RSDS, mini-LVDS, DETTL, turbo RSDS and customized output interface technologies
•  input logic voltage ranging from standard 3.3V to low power 1.5V
•  embedded overdrive function for television applications to improve response time
•  supports TTL, LVDS and mini-LVDS input interface technologies

The industry trend for large-sized applications is towards low power consumption notebook computer display drivers, low cost desktop monitor display drivers and display drivers that can support higher speed interface technologies, have greater color depth and enhanced color through RGB independent gamma for use in advanced televisions.

Mobile Handset Applications

We offer display drivers for mobile handset displays that combine source driver, gate driver and other functions into a single chip. As mobile handsets become smaller and more compact, customers are increasingly demanding smaller die sizes and higher levels of integration with source driver, gate driver, timing controller, as well as more functional semiconductors such as memory, power circuit and image processors, integrated into a single chip. Moreover, mobile handsets must operate for long durations without recharging the battery. Thus, display drivers with lower power consumption are desired in order to extend the battery life. Low cost is also an important feature as mobile handset manufacturers continue to reduce cost and customers increasingly seek out cost-effective display drivers.

The following table summarizes the features of our products for mobile handsets:

Product	Features
TFT-LCD Drivers
•  highly integrated single chip embedded with the source driver, gate driver, power circuit, timing controller and memory
•  product portfolio suitable for a wide range of resolutions including QQVGA (128 x 160 pixels), QCIF (132 x 176 pixels), QCIF+ (176 x 220 pixels), QVGA (240 x 320 pixels), WQVGA (240 x 480 pixels) and a range of panel sizes from 1.5 to 3.2 inches in diagonal measurement
•  supports 262K colors to 16 million colors
•  input logic voltage ranging from standard 3.3V to low power 1.65V
•  low power consumption and low EMI
•  utilizes die shrink technology to reduce die size and cost
•  slimmer die for compact module to fit smaller mobile handset designs
•  application specific integrated circuits, or ASIC, can be designed to meet customized requirements (e.g. drivers without memory or drivers without gate driver embedded on the chip)

LTPS Drivers
•  highly integrated single chip embedded with the source driver, power circuit, timing controller and memory
•  supports 262K colors to 16 million colors
•  input logic voltage ranging from standard 3.3V to low power 1.65V
•  utilizes die shrink technology to reduce die size and cost
•  slimmer die for compact module
•  ASIC can be designed to meet customized requirements (e.g. gate-less or multi-bank output driver)

The industry trend for mobile handset display drivers is towards display drivers that can support high-speed interfaces, have greater color depth and enhanced image quality as mobile handsets increasingly incorporate multimedia functions.

Consumer Electronics Products

We offer source drivers, gate drivers, timing controllers and integrated drivers for consumer electronics products like digital cameras, digital video recorders, personal digital assistants, mobile gaming devices, portable DVD players and car navigation displays. We offer an extensive line of display drivers covering different applications, interfaces and channel output and levels of integration. Similar to mobile handsets, consumer electronics products are typically compact, battery-operated devices. Customers are increasingly demanding display drivers with smaller and more compact die sizes and higher levels of integration with source driver, gate driver, timing controller, as well as more functional semiconductors such as memory, power circuit and image processors, integrated into a single chip. Moreover, display drivers with lower power consumption are desired in order to extend the battery life.

The following table summarizes the features of our products used in consumer electronics products:

Product	Features
TFT-LCD Source Drivers
•  240 to 1200 output channels
•  products for analog and digital interfaces
•  supports 262K colors to 16 million colors
•  input logic voltage ranging from standard 3.3V to low power 2.5V
•  low power consumption and low EMI

TFT-LCD Gate Drivers	• 96 to 800 output channels • input logic voltage ranging from standard 3.3V to low power 2.5V • output driving voltage ranging from 10 to 40V
TFT-LCD Integrated Drivers	• highly integrated single chip embedded with source driver, gate driver, timing controller and power circuit • products for analog or digital interfaces
Timing Controllers	• products for analog or digital interfaces • supports various resolutions from 280 x 220 pixels to 800 x 600 pixels

The industry trend for display drivers used in medium-sized consumer electronics products is towards higher channels and for the timing controller to be integrated into the video processor. The trend of display drivers used in small-sized consumer electronics products is towards single-chip solutions combining source driver, gate driver, timing controller and power circuit into a single chip.

Television Semiconductor Solutions

We provide television semiconductor solutions specifically designed to meet the requirements of advanced television systems.

Set forth below are the various semiconductor components that may be utilized in advanced televisions:

Television Chipsets

Television chipsets contain numerous components that process video and audio signals and thus enhance the image and audio qualities of televisions. Advanced televisions typically require some or all of these components:

•	Audio Processor/Amplifier. Demodulates, processes and amplifies sound from television signals.
•	Analog Interfaces. Convert analog video signals into digital video signals. Video decoder and analog-to-digital converter (ADC) are included.
•	Digital Interfaces. Receive digital signals via digital receivers. Digital visual interfaces (DVI) and high-definition multimedia interfaces (HDMI) are included.
•	Channel Receiver. Demodulates input signals so that the output becomes compressed bit stream data.
•	DTV Decoder. Converts video and audio signals from compressed bit stream data into regular video and audio signals.
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Video Processor. Performs the scaling function that magnifies or shrinks the image data in order to fit the panel's resolution; provides real-time processing for improved color and image quality; converts output video from an interlaced format to a progressive format in order to eliminate jaggedness; and supports on-screen display and real-time video format transformation.

We are developing all of the above components and have shipped our analog TV single-chip solutions in volume. Our analog TV single-chip solutions are designed for use in advanced televisions as well as LCOS applications and our product portfolio includes high-performance chips which target high-end segments as well as cost-effective chips which target entry-level segments.

The following table summarizes the features of our analog TV single-chip solutions:

Product	Features
Analog TV single-chip solutions
•  ideal for LCD TV, MFM TV and LCOS applications
•  integrated with video decoder and 3D comb filter to support worldwide NTSC, PAL and SECAM standards
•  integrated with VBI Slicer for CC, V-Chip and Teletext functions
•  integrated with TCON and Over-Drive for additional cost-down
•  integrated with high performance scaler, de-interlancer, and ADC
•  built-in HDMI and DVI Receiver
•  built-in Himax 3rd generation video engine which supports variable dynamic video enhancement features
•  output resolutions range from 640 x 480 up to 1920 x 1080

Television Tuner Modules

We offer a variety of digital and analog television tuner modules. We are highly skilled in designing compact, high-performance tuner modules that integrate semiconductors and other components on the system board. The semiconductors and components are purchased from third-party suppliers and are assembled by third-party electronics manufacturing service providers. We design our television tuner modules in an advanced, coil-free architecture to provide slim and small tuners.

Our tuners are suitable for most of the world’s signal transmission standards, including: Digital Video Broadcast-Terrestrial, also known as DVB-T, the digital television standard (depending on the bandwidth) in Taiwan, Australia and Europe; Advanced Television System Committee, or ATSC, the digital television standard in the United States and Canada; National Television System Committee, or NTSC, the analog television standard in the United States, Canada, Japan, the Philippines, Taiwan and South Korea; Phase Alternating Line, or PAL, the analog television standard in Western Europe, Australia, Hong Kong and China; and Systeme Electronique Couleur Avec Memoire, or SECAM, the analog television standard in France, Russia and Eastern Europe.

The following table sets forth the features of our television tuner modules:

Product	Features
Digital Television Tuner Modules	• DVB-T tuners for 6MHz bandwidth (for use in Taiwan), 7MHz bandwidth (for use in Australia) and 8MHz bandwidth (for use in Europe)
• ATSC RF tuners with NTSC function
• lower power RF tuners
Analog Television Tuner Modules	• global tuner combining NTSC, PAL and SECAM television standards and FM radio tuner
• low power off-air tuner combining NTSC and PAL television standards and FM radio tuner
• mobile analog tuner combining NTSC television standards and FM radio tuner
• slim design to save space

LCOS Products

LCOS technology is beginning to migrate into the mass-production stage for some commercial applications and is expected to be utilized in near-to-eye applications, rear projection televisions and mini-projectors. We design our LCOS products at our subsidiary, Himax Display, which owns and operates a fab for the manufacture of such products.

The following table sets forth the features of our LCOS products:

Product	Features
LCOS Modules for Near-to-eye, Mini- and and Mobile-projector Applications	• 640 x 360 pixels (Q720P), VGA and SVGA resolutions
• 8-bit (16 million colors)
• high reflectivity and greater than 100:1 contrast ratio
• low power consumption
LCOS Modules for Projection Applications	• WXGA and Full HD resolutions
• 8-bit (16 million colors)
• high reflectivity and greater than 1,000:1 contrast ratio

Other Products and Services

We established Himax Analogic Inc., or Himax Analogic, (formerly Amazion Electronics Inc.) in July 2004 to design, develop and market semiconductors for power management applications. To date, Himax Analogic has generated $2,475 in revenues from such products. We also offer liquid crystal injection services through our subsidiary Himax Display. In 2006, Himax Display generated $4.2 million in revenues from such services.

Core Technologies and Know-How

Driving System Technology. Through our collaboration with panel manufacturers, we have developed extensive knowledge of circuit design, TFT-LCD driving systems, high-voltage processes and display systems, all of which are important to the design of high-performance TFT-LCD display drivers. Our engineers have in-depth knowledge of the driving system technology, which is the architecture for the interaction between the source driver, gate driver, timing controller and power systems as well as other passive components. We believe that our understanding of the entire driving system has strengthened our design capabilities. Our engineers are highly skilled in designing power efficient and compact display drivers that enhance the performance of TFT-LCD. We are leveraging our know-how of display drivers and driving system technology to develop display drivers for panels utilizing other technologies such as OLED.

High-Voltage CMOS Circuit Design. Unlike most other semiconductors, TFT-LCD display drivers typically require a high output voltage of 10 to 45 volts. We have developed circuit design technologies using a high-voltage CMOS process that enables us to produce high-yield, reliable and compact drivers for high-volume applications. Moreover, our technologies enable us to keep the driving voltage at very high uniformity, which can be difficult to achieve when using standard CMOS process technology.

High-Bandwidth Interfaces. In addition to high-voltage circuit design, TFT-LCD display drivers require high bandwidth transmission for video signals. We have applied several high-speed interfaces, including TTL, RSDS, mini-LVDS, DETTL, turbo RSDS and customized interfaces, in our display drivers. Moreover, we are developing additional driver interfaces for special applications with optimized speed, lower EMI and higher system stability.

Die Shrink and Low-Power Technologies. Our engineers are highly skilled in employing their knowledge of driving technology and high-voltage CMOS circuit design to shrink the die size of our display drivers while leveraging their understanding of driving technology and panel characteristics to design display drivers with low power consumption. Die size is an important consideration for applications with size constraints. Smaller die size also reduces the cost of the chip. Lower power consumption is important for many portable devices such as notebook computers, mobile handsets and consumer electronics products.

Customers

Our direct customers for display drivers are primarily panel manufacturers and mobile device module manufacturers, who in turn design and market their products to manufacturers of end-use products such as notebook computers, desktop monitors, televisions, mobile handsets and consumer electronics products. As of December 31, 2006, we sold our products to more than 50 customers. In 2004, 2005 and 2006, CMO and its affiliates accounted for 63.2%, 58.9%, and 55.0% of our revenues, respectively, while CPT and its affiliates accounted for 19.5%, 16.2%, and 12.4% of our revenues, respectively, in the same periods. We expect that sales to CMO and CPT and their affiliates will continue to account for a substantial majority of our revenues in the near term.

Set forth below (in alphabetical order) are our ten largest customers (and their affiliates) based on revenues for the year ended December 31, 2006:

•	Chi Mei Optoelectronics Corp.
•	Chunghwa Picture Tubes
•	Funai Electric Co., Ltd.
•	HannStar Display Corporation
•	InnoLux Display Corporation
•	Optrex Corporation
•	Perfect Display Limited
•	Samsung Electronics Taiwan Co., Ltd.
•	Shanghai SVA-NEC Liquid Crystal Display
•	TPO Displays Corporation

Our customers typically provide us with a long-term (12 month) forecast plus three-month rolling non-binding forecasts and confirm orders with us one month ahead of scheduled delivery. In general, purchase orders are not cancellable by either party, although from time to time we and our customers have agreed to amend the terms of such orders.

Sales and Marketing

We focus our sales and marketing strategy on establishing business and technology relationships principally with TFT-LCD panel manufacturers and increasingly also with panel manufacturers using LTPS or OLED technologies and also with mobile display module and mobile handset manufacturers in order to work closely with them on future semiconductor solutions that align with their product roadmaps. Our engineers collaborate with our customers’ engineers to create products that comply with their specifications and provide a high level of performance at competitive prices. Our end market for large-sized panels is concentrated around a limited number of major panel manufacturers. We have also commenced marketing our products directly to mobile device manufacturers so that our products can be qualified for their specifications and designed into their products.

We primarily sell our products through our direct sales team located in Taiwan, China, South Korea and Japan. We also have dedicated sales teams for certain of our most important current or prospective customers. We have sales and technical support offices in Tainan, Taipei and Hsinchu in Taiwan, in Suzhou and Shenzhen, China, in Anyangsi Kyungkido, South Korea and in Yokohama, Japan, all in close proximity to our customers. For certain products or regions we may from time to time sell our products through agents or distributors.

Our sales and marketing team possesses a high level of technical expertise and industry knowledge used to support a lengthy and complex sales process. This includes a highly trained team of field applications engineers that provides technical support and assistance to potential and existing customers in designing, testing and qualifying display modules that incorporate our products. We believe that the depth and quality of this design support are key to improving customers’ time-to-market and maintaining a high level of customer satisfaction.

Manufacturing

We are a fabless semiconductor company. We leverage our experience and engineering expertise to design high-performance semiconductors and rely on semiconductor manufacturing service providers for wafer fabrication, gold bumping, assembly and testing. We also rely on third-party suppliers of processed tape used in TAB packaging. We engage foundries with high-voltage CMOS process technology for our display drivers and with assembly and testing houses that specialize in TAB and COG packages, thereby taking advantage of the economies of scale and the specialization of such semiconductor manufacturing service providers. Our fabless model enables us to capture certain financial and operational benefits, including reduced manufacturing personnel, capital expenditures, fixed assets and fixed costs. It also gives us the flexibility to use the technology and service provider most suitable for any given product.

Manufacturing Stages

The diagram below sets forth the various stages in manufacturing display drivers according to the two different types of assembly utilized: TAB or COG. The assembly type depends on the application of the panel and is determined by our customers.

Wafer Fabrication:    Based on our design, the foundry provides us with fabricated wafers. Each fabricated wafer contains many chips, each known as a die.

Gold Bumping:    After the wafers are fabricated, they are delivered to gold bumping houses where gold bumps are plated on each wafer. The gold bumping process uses thin film metal deposition, photolithography and electrical plating technologies. The gold bumps are plated onto each wafer to connect the die to the processed tape, in the case of TAB package, or the glass, in the case of COG package.

Chip Probe Testing:    Each individual die is electrically tested, or probed, for defects. Dies that fail this test are discarded.

Assembly and Testing:    Our display drivers use two types of assembly technology: TAB or COG. Display drivers for large-sized applications typically require TAB package types and to a lesser extent COG package types, whereas display drivers for mobile handsets and consumer electronics products typically require COG package types.

TAB Assembly

We use two types of TAB technologies: TCP and COF. TCP and COF packages are both made of processed tape that is typically 35mm or 48mm wide, plated with copper foil and has a circuit formed within it. TCP and COF packages differ, however, in terms of their chip connections. With TCP packages, a hole is punched through the processed tape in the area of the chip, which is connected to a flying lead made of copper. In contrast, with COF packages, the lead is mounted directly on the processed tape and there is no flying lead.

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Inner-Lead Bonding:    The TCP and COF assembly process involves grinding the bumped wafers into their required thickness and cutting the wafers into individual dies, or chips. An inner lead bonder machine connects the chip to the printed circuit processed tape and the package is sealed with resin at high temperatures.

•	Final Testing: The assembled display drivers are tested to ensure that they meet performance specifications. Testing takes place on specialized equipment using software customized for each product.

COG Assembly

COG assembly connects display drivers directly to LCD panels without the need for processed tape. COG assembly involves grinding the tested wafers into their required thickness and cutting the wafers into individual dies, or chips. Each individual die is picked and placed into a chip tray and is then visually or auto-inspected for defects. The dies are packed within a tray in an aluminum bag after completion of the inspection process.

Quality Assurance

We maintain a comprehensive quality assurance system. Using a variety of methods from conducting rigorous simulations during the circuit design process to evaluating supplier performance at various stages of our products’ manufacturing process, we seek to bring about improvements and achieve customer satisfaction. In addition to monitoring customer satisfaction through regular reviews, we implement extensive supplier quality controls so that the products we outsource achieve our high standards. Prior to engaging a third-party as our supplier, we perform a series of audits on their operations, and upon engagement, we hold frequent quality assurance meetings with suppliers, evaluating such factors as product quality, production costs, technological sophistication and timely delivery.

In November 2002, we received ISO 9001:2000 certification which was renewed in February 2005 and will expire in January 2008. In addition, in March 2007, we received IECQ QC 080000 certification which will expire in 2010.

Semiconductor Manufacturing Service Providers and Suppliers

Through our relationships with leading foundries, assembly, gold bumping and testing houses and processed tape suppliers, we believe we have established a supply chain that enables us to timely deliver high-quality products to our customers.

Access to semiconductor manufacturing service providers is critical as display drivers typically require high-voltage CMOS process technology and specialized assembly and testing services, all of which are different from industry standards. We have historically obtained our foundry services from TSMC and Vanguard and have also recently established relationships with Macronix, Lite-on, Chartered, UMC, and Powerchip. These are among a select number of semiconductor manufacturers that provide high-voltage CMOS process technology required for manufacturing display drivers. We engage assembly and testing houses that specialize in TAB and COG packages such as Chipbond Technology Corporation, ChipMOS Technologies Inc., International Semiconductor Technology Ltd., and Siliconware Precision Industries Co., Ltd.

We plan to strengthen our relationships with our existing semiconductor manufacturing service providers and diversify our network of such service providers in order to ensure access to sufficient cost-competitive and high-quality manufacturing capacity. We are selective in our choice of semiconductor manufacturing service providers. It takes a substantial amount of time to qualify alternative foundries, gold bumping, assembly and testing houses for production. As a result, we expect that we will continue to rely on limited number of semiconductor manufacturing service providers for a substantial portion of our manufacturing requirements in the near future.

The table below sets forth (in alphabetical order) our principal semiconductor manufacturing service providers and suppliers:

Wafer Fabrication	Gold Bumping
Chartered Semiconductor Manufacturing Ltd.	Chipbond Technology Corporation
Lite-on Semiconductor Corp.	ChipMOS Technologies Inc.
Macronix International Co., Ltd.	International Semiconductor Technology Ltd.
Powerchip Semiconductor Corp.
Taiwan Semiconductor Manufacturing Company
United Microelectronics Corporation
Vanguard International Semiconductor Corporation

Processed Tape for TAB Packaging	Assembly and Testing
CASIO Micronics Co., Ltd.	Chipbond Technology Corporation
Hitachi Cable, Ltd.	ChipMOS Technologies Inc.
Mitsui Mining & Smelting Co., Ltd.	International Semiconductor Technology Ltd.
Samsung Techwin Co. Ltd.	Siliconware Precision Industries Co., Ltd.
Stemco., Ltd
Sumitomo Metal Mining Package Material Co., Ltd.

Chip Probe Testing
Ardentec Corporation
Chipbond Technology Corporation
ChipMOS Technologies Inc.
International Semiconductor Technology Ltd.
King Yuan Electronics Co., Ltd
Siliconware Precision Industries Co., Ltd.

Intellectual Property

As of December 31, 2006, we held a total of 148 patents, including 100 in Taiwan, 32 in the United States, 9 in China, 6 in Korea and 1 in Japan. The expiration dates of our patents range from 2019 to 2026. We also have a total of 217 pending patent applications in Taiwan, 177 in the United States and 134 in other jurisdictions, including the PRC, Japan, Korea and Europe. In addition, we have registered “Himax” and our logo as a trademark and service mark in Taiwan, China and Japan and the United States.

Competition

The markets for our products are, in general, intensely competitive, characterized by continuous technological change, evolving industry standards, and declining average selling prices. We believe key factors that differentiate among the competition in our industry include:

•	customer relations;

•	product performance;

•	design customization;

•	development time;

•	product integration;

•	technical services;

•	manufacturing costs;

•	supply chain management;

•	economies of scale; and

•	broad product portfolio.

We continually face intense competition from other fabless display driver companies, including Cheertek Incorporation, DenMOS Technology Inc., Fitipower Integrated Technology, Inc., Ili Technology Corp., Leadis Technology, Inc., Novatek Microelectronics Corp., Ltd., Orise Technology Co., Ltd., Raydium Semiconductor Corporation, Sitronix Technology Co., Ltd., SmartASIC Technology, Inc. and Solomon Systech Limited. We also face competition from integrated device manufacturers, such as MagnaChip Semiconductor Ltd., Matsushita Electric Works, Ltd., NEC Electronics Corporation, Oki Electric Industry Co. Ltd., Renesas Technology Corp., Seiko Epson Corporation and Toshiba Corporation, and panel manufacturers with in-house semiconductor design capabilities, such as Samsung Electronics Co., Ltd. and Sharp Corporation. The latter are both our competitors and customers.

Many of our competitors, some of which are affiliated or have established relationships with other panel manufacturers, have longer operating histories, greater brand recognition and significantly greater financial, manufacturing, technological, sales and marketing, human and other resources than us. Additionally, we expect that as the flat panel semiconductor industry expands, more companies may enter and compete in our markets.

Our television semiconductor solutions compete against solutions offered by a significant number of semiconductor companies including Advanced Micro Devices, Inc., Broadcom Corporation, Genesis Microchip, Inc., Mediatek Corp., Micronas Semiconductor Holding AG, MStar Semiconductor, Inc., NXP Semiconductor, Pixelworks Inc., STMicroelectronics, Trident Microsystems, Inc. and Zoran Corporation, among others, some of which focus solely on video processors or digital TV solutions and others that offer a more diversified portfolio.

For LCOS products, we face competition primarily from Sony Corporation, Victor Company of Japan, Limited, also known as JVC, Displaytech Inc., Texas Instruments Incorporated’s digital light processing technology-based products and Microvision, Inc.’s laser-based products in mini-projectors and mobile-projectors.

Insurance

We maintain insurance policies on our buildings, equipment and inventories covering property damage and damage due to, among other events, fires, typhoons, earthquakes and floods. We maintain these insurance policies on our facilities and on inland transit of inventories. Additionally, we also maintain director and officer liability insurance. We do not have insurance for business interruptions, nor do we have key person insurance.

Environmental Matters

The business of semiconductor design does not cause any significant pollution. Himax Display maintains a facility for our LCOS products where we have taken the necessary steps to obtain the appropriate permits and believe that we are in compliance with the existing environmental laws and regulations in the ROC. We have entered into various agreements with certain customers whereby we have agreed to indemnify them, and in certain cases, their customers, for any claims made against them for hazardous material violations that are found in our products.

Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of June 1, 2007.

Property, Plants and Equipment

In October 2006, we completed construction on and relocated our corporate headquarters to a 22,172 square meter facility within the Tree Valley Industrial Park in Tainan, Taiwan. The facility houses our research and development, engineering, sales and marketing, operations and general administrative staff. Construction for our new headquarters commenced in the fourth quarter of 2005 and was completed in the fourth quarter of 2006. The total costs amounted to approximately $25.7 million, of which approximately $10.2 million was for the land and approximately $15.5 million was for the construction of the building and related facilities (which included architect fees, general contractor fees, building materials, the purchase and installation of network, clean room, and office equipment and other fixtures). We also lease office space in Taipei and Hsinchu, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan; Anyangsi Kyungkido, South Korea; and Irvine, California, USA. The lease contracts may be renewed upon expiration. Himax Display, our subsidiary, owns and operates a fab with 3,040 square meters of floor space in a building leased from CMO.

Litigation

We are not involved in any litigation or other legal matters which could reasonably be expected to, if decided adversely to us, have a material adverse impact on our business or operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We believe the following critical accounting policies affect our more significant judgements and estimates used in the preparation of our consolidated financial statements.

Share-Based Compensation

As of December 31, 2006, we have not issued any stock options to employees or others. Share-based compensation primarily consists of grants of nonvested or restricted shares of common stock and RSUs issued to employees. We have applied SFAS No. 123R for our share-based compensation plans for all periods since the incorporation of Himax Taiwan in 2001. The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued. The cost of employee services is equal to the grant-date fair value of shares issued to employees and is recognized in earnings over the service period. Share-based compensation expense estimates also take into account the number of shares awarded that management believes will eventually vest. We adjust our estimate each period to reflect the current estimate of forfeitures. As of December 31, 2006, we based our share-based compensation cost on an assumed forfeiture rate of 5.3% per annum. If actual forfeitures occur at a lower rate, share-based compensation costs will increase in future periods.

When estimating the fair value of our ordinary shares prior to our initial public offering, we reviewed both internal and external sources of information. The sources we used to determine the fair value of the underlying shares at the date of measurement have been subjective in nature and based on, among other factors:

•	our financial condition as of the date of grant;

•	our financial and operating prospects at that time;

•	for certain issuances in 2001 and early 2002, the price of new shares issued to unrelated third parties;

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for certain issuances in 2002, 2003 and 2004, an independent third-party retrospective analysis of the historical value of our common shares, which utilized both a net asset based methodology and market and peer group comparables (including average price/earnings, enterprise value/sales, enterprise value/earnings before interest and tax, and enterprise value/earnings before interest, tax, depreciation and amortization); and

•
for our issuance of RSUs in 2005, an independent third-party analysis of the current and future value of our ordinary shares, which utilized both discounted cashflow and market value approaches, using multiples such as price/earnings, forward price/earnings, enterprise value/earnings before interest and tax, and forward enterprise value/earnings before interest and tax.

Changes in any of these factors or assumptions could have resulted in different estimates of the fair value of our common shares and the related amounts of share-based compensation.

Based on these factors, we estimated the fair value per share of nonvested shares issued to certain employees in June 2001, November 2001, and January 2002 at NT$4.02 ($0.116) per share and the fair value of 596,897 shares (adjusted for stock splits) granted to two consultants in 2002 at $68,000.

Similarly, we estimated the fair value per share of employee bonus shares on the date of shareholder approval to be NT$39.44 ($1.15) per share and NT$67.13 ($1.96) per share in 2003 and 2004, respectively. These employee bonus shares were issued in relation to employee services provided in 2001, 2002 and 2003, respectively. We estimated the fair value of treasury shares issued to employees at prices ranging from NT$15.32 ($0.46) per share to NT$19.93 ($0.58) per share in 2002 and NT$20.17 ($0.58) per share to NT$52.10 ($1.54) per share in 2003. We estimated the fair value of the ordinary shares underlying the RSUs granted to our directors and employees at $8.62 per share in 2005. For our issuance of RSUs in 2006, the fair value of the ordinary shares underlying the RSUs granted to our employees, was $5.71 per share, which was the closing price of our ADSs on September 29, 2006.

Allowance for Doubtful Accounts, Sales Returns and Discounts

We record a reduction to revenues and accounts receivable by establishing a sales discount and return allowance for estimated sales discounts and product returns at the time revenues are recognized based primarily on historical discount and return rates. However, if sales discount and product returns for a particular fiscal period exceed historical rates, we may determine that additional sales discount and return allowances are required to properly reflect our estimated remaining exposure for sales discounts and product returns. We evaluate our outstanding accounts receivable on a monthly basis for collectibility purposes. In establishing the required allowance, we consider our historical collection experience, current receivable aging and the current trend in the credit quality of our customers. The movement in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2004, 2005 and 2006 is as follows:

Year	Balance at Beginning of Year	Addition	Amounts Utilized	Balance at End of Year
	(in thousands)
December 31, 2004	$28	$1,022	$(810)	$240
December 31, 2005	$240	$398	$(457)	$181
December 31, 2006	$181	$2,843	$(2,156)	$868

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted-average method. For work-in-process and manufactured inventories, cost consists of the cost of raw materials (primarily fabricated wafers and processed tape), direct labor and an appropriate proportion of production overheads. We also write down excess and obsolete inventory to its estimated market value based upon estimations about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional future inventory write-down may be required that could adversely affect our operating results. Once written down, inventories are carried at this lower amount until sold or scrapped. If actual market conditions are more favorable, we may have higher operating income when such products are sold. Sales to date of such products have not had a significant impact on our operating income. The inventory write-down for the years ended December 31, 2004, 2005 and 2006 was approximately $847,000, $927,000 and, $5.2 million, respectively, and are included in cost of revenues in our consolidated statements of income.  The inventory write-down was particularly high in 2006 primarily due to a higher volume base, broader product offerings and more severe market fluctuations.

Impairment of Long-Lived Assets

We routinely review our long-lived assets, other than goodwill and indefinite life intangibles that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, average selling prices, utilization rates and other factors. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value, based on the best information available, including discounted cash flow analysis. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or acquired technology until they occur. We have not had any impairment charges on long-lived assets other than goodwill and indefinite life intangibles during the period from December 31, 2002 to December 31, 2006.

Goodwill

We review goodwill for impairment at least annually, and test for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired.  Impairment testing for goodwill is done at a reporting unit level.  The goodwill impairment test is a two-step test.  Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill).  If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and we perform step two of the impairment test (measurement).  Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.  The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, Business Combination.  The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.  We consider the enterprise as a whole to be the reporting unit for purposes of evaluating goodwill impairment.  Consequently, we determine the fair value of the reporting unit using the quoted market price of our ordinary shares.

Product Warranty

Under our standard terms and conditions of sale, products sold are subject to a limited product quality warranty. The stated limited warranty period is 60 days. We may receive warranty claims outside the scope of the standard terms and conditions. We provide for the estimated cost of product warranties at the time revenue is recognized based primarily on historical experience and any specifically identified quality issues. The movement in accrued warranty costs for the years ended December 31, 2004, 2005 and 2006 is as follows:

Year	Balance at Beginning of Year	Addition	Amount Utilized	Balance at End of Year
	(in thousands)
December 31, 2004	$—	$960	$453	$507
December 31, 2005	$507	$1,415	$(1,377)	$545
December 31, 2006	$545	$2,101	$(2,016)	$630

Income Taxes

As part of the process of preparing our consolidated financial statements, management is required to estimate income taxes and tax bases of assets and liabilities for us and our subsidiaries. This process involves estimating current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes and the amount of tax credits and tax loss carryforwards. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheets. Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income, and, to the extent it believes that recovery is not more likely than not, a valuation allowance is provided.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets and therefore the determination of the valuation allowance is dependent upon the generation of future taxable income by the taxable entity during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of different liabilities, projected future taxable income, and tax planning strategies in determining the valuation allowance.

Except for Himax Taiwan, all of our other subsidiaries have generated tax losses since inception and are not included in the consolidated tax filing with Himax Taiwan, a valuation allowance of $893,000, $3.3 million and $6.3 million as of December 31, 2004, 2005 and 2006, respectively, was provided to reduce their deferred tax assets (consisting primarily of operating loss carryforwards and unused investment tax credits) to zero because management believes it is unlikely that these tax benefits will be realized. The net change in valuation allowance for the years ended December 31, 2004, 2005 and 2006 was an increase of $882,000, $2.4 million, and $3.0 million, respectively, as a result of increases in deferred tax assets which we do not expect to realize.

OPERATING RESULTS

Results of Operations

Our business has evolved rapidly and significantly since we commenced operations in 2001. Our limited operating history makes the prediction of future operating results very difficult. We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance. The following table sets forth a summary of our consolidated statements of income as a percentage of revenues:

	Year Ended December 31,
	2004	2005	2006
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	78.6	77.6	80.8
Research and development	8.0	7.6	8.1
General and administrative	1.5	1.3	1.3
Sales and marketing	0.9	0.9	0.9
Total costs and expenses	89.0	87.4	91.1
Operating income	11.0	12.6	8.9
Other non operating income	0.4	0.5	0.5
Income tax expenses (benefit)	(0.6)	1.7	(0.7)
Net income	12.0	11.4	10.1

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005.

Revenues. Our revenues increased 37.8% to $744.5 million in 2006 from $540.2 million in 2005. This increase was primarily due to a 59.4% increase in unit shipments of display drivers for large-sized applications, partially offset by a 14.3 % decrease in average selling prices of such products. This increase was also attributable to an increase of unit shipments for display drivers for mobile handsets, which more than doubled, but was partially offset by a 24.0% decrease in average selling prices of such products.  The increase in unit shipments was primarily due to the increased number of panels shipped by our customers as well as our increased market share with certain major customers. The decrease in the average selling prices of our display drivers was primarily due to a combination of the pricing pressure we faced from our customers, the general industry trend of declining average selling prices of semiconductors over a product’s life cycle, the introduction of newer, lower-cost display drivers, as well as our ability to reduce per unit cost of revenues in order to meet such pressure. Revenues from related parties increased 28.4% to $414.6 million in 2006 from $322.8 million in 2005 as a result of increased unit shipments to CMO (and its affiliates) and other related parties.  However, revenues from related parties as a percentage of our revenues decreased from 59.8% in 2005 to 55.7% in 2006 as our sales to other customers continued to grow, reflecting our effort in diversifying our customer base and reducing our reliance on any one customer.

Costs and Expenses. Costs and expenses increased 43.8% to $679.0 million in 2006 from $472.2 million in 2005. As a percentage of revenues, costs and expenses increased to 91.1% in 2006 compared to 87.4% in 2005.

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Cost of Revenues. Cost of revenues increased 43.4% to $601.6 million in 2006 from $419.4 million in 2005. The increase in cost of revenues was primarily due to an increase in unit shipments.  As a percentage of revenues, cost of revenues increased to 80.8% in 2006 compared to 77.6% in 2005, primarily as a result of a decrease in average selling prices of our display drivers. We were able to partially offset such declines by decreasing per unit costs associated with the manufacturing, assembly, testing and delivery of our products. This is a result of our cost reduction efforts achieved by improving designs and processes, increasing manufacturing yields and leveraging our scale, volume requirements and close relationships with semiconductor manufacturing service providers and suppliers, as well as our strategy of sourcing from multiple service providers and suppliers in order to obtain better pricing.

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Research and Development. Research and development expenses increased 47.0% to $60.7 million in the 2006 from $41.3 million in the 2005, primarily due to the increase in share-based compensation expenses and salary expenses. The increase in salary expenses was due to a 27.6% increase in headcount and higher average salaries. The increase was also partially a result of increased mask costs and prototype wafer and processed tape costs associated with an increased number of new products introduced.  The increase in share-based compensation expenses resulted from our increase in headcount and our grant of RSUs to certain employees in 2006.

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General and Administrative. General and administrative expenses increased 44.1% to $9.8 million in 2006 from $6.8 million in 2005, primarily due to an increase in share-based compensation expenses and salary expenses. The increase in share-based compensation expenses resulted from our grant of RSUs to certain employees in 2006.  The increase in salary expenses was due to higher average salaries.  This increase was also partially the result of increased depreciation expense and fees relating to patent filings.

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Sales and Marketing. Sales and marketing expenses increased 45.8% to $7.0 million in 2006 from $4.8 million in 2005, primarily due to an increase in salary expenses and share-based compensation expenses. The increase in salary expenses was due to a 44.6% increase in headcount. The increase in share-based compensation expenses also resulted from our increase in headcount and our grant of RSUs to certain employees in 2006. The increase in sales and marketing expenses was also partially attributable to increased travel expenses resulting from increased sales activity.

Non-Operating Income (Loss). We had non-operating income of $3.9 million in 2006 compared to $2.3 million in 2005, primarily as a result of a significant increase in interest income due to higher cash balance on hand from the proceeds of our initial public offering. This was partially offset by an impairment loss of $1.5 million recognized from our write off of our equity investment in LightMaster Systems Inc., which filed for bankruptcy in 2006.

Income Tax Expense (Benefit). We recognized an income tax benefit of $5.4 million in 2006 compared to an income tax expense of $8.9 million in 2005. Our effective income tax rate decreased from 12.7% in 2005 to (7.8) % in 2006, primarily due to an increase in tax-exempted income, non-deductible share-based compensation expenses, a tax benefit from the distribution of the prior year’s income and an increase in investment tax credits compared to 2005, partially offset by the effect of an enacted change in Taiwan’s tax laws in 2006 and the increase of valuation allowance provided to reduce certain subsidiaries’ deferred tax assets to zero.

Net Income. As a result of the foregoing, our net income increased to $75.2 million in 2006 from a net income of $61.6 million in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues. Our revenues increased 79.9% to $540.2 million in 2005 from $300.3 million in 2004. This increase was primarily due to a 118.4% increase in unit shipments of display drivers for large-sized applications, partially offset by a 16.2% decrease in average selling prices of such products. The increase in unit shipments was primarily due to the increased number of panels shipped by our customers as well as our increased market share with certain major customers. The decrease in the average selling prices of our display drivers was primarily due to a combination of the pricing pressure we faced from our customers, the general industry trend of declining average selling prices of semiconductors over a product’s life cycle, the introduction of newer, lower-cost display drivers for large-sized applications, as well as our ability to reduce per unit cost of revenues in order to meet such pressure. Revenues from related parties increased 69.2% to $322.8 million in 2005 from $190.8 million in 2004 as a result of increased unit shipments to CMO (and its affiliates) and other related parties. However, revenues from related parties as a percentage of our revenues decreased from 63.5% in 2004 to 59.8% in 2005 as our sales to other customers continued to grow, reflecting our effort in diversifying our customer base and reducing our reliance on any one customer.

Costs and Expenses. Costs and expenses increased 76.6% to $472.2 million in 2005 from $267.4 million in 2004. As a percentage of revenues, costs and expenses decreased to 87.4% in 2005 compared to 89.0% in 2004.

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Cost of Revenues. Cost of revenues increased 77.7% to $419.4 million in 2005 from $236.0 million in 2004. The increase in cost of revenues was primarily due to an increase in unit shipments, partially offset by a slight decrease in per units costs associated with the manufacturing, assembly, testing and delivery of our products. This is a result of our cost reduction efforts achieved by improving designs and processes, increasing manufacturing yields and leveraging our scale, volume requirements and close relationships with semiconductor manufacturing service providers and suppliers, as well as our strategy of sourcing from multiple service providers and suppliers in order to obtain better pricing.\

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Research and Development. Research and development expenses increased 72.0% to $41.3 million in the 2005 from $24.0 million in 2004, primarily due to the increase in salary expenses and share-based compensation expenses. The increase in salary expenses was due to increased headcount and higher average salaries. The increase was also partially as a result of increased mask costs and prototype wafer and processed tape costs associated with an increased number of new products introduced. The increase in share-based compensation expenses also resulted from our increase in headcount and our grant of RSUs to certain employees on December 30, 2005.

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General and Administrative. General and administrative expenses increased 45.8% to $6.8 million in 2005 from $4.7 million in 2004, primarily due to an increase in salary expenses. The increase in salary expenses was due to increased headcount and higher average salaries. The increase in general and administrative expenses also partially resulted from increased costs associated with increased management and other fees paid to our security company and increased fees relating to patent filings.

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Sales and Marketing. Sales and marketing expenses increased 73.7% to $4.8 million in 2005 from $2.7 million in 2004, primarily due to an increase in salary expenses and share-based compensation expenses. The increase in salary expenses was due to a 76.6% increase in headcount and higher average salaries. The increase in share-based compensation expenses also resulted from our increase in headcount and our grant of RSUs to certain employees on December 30, 2005. The increase in sales and marketing expenses was also partially as a result of increased travel expenses reflecting increased sales activity.

Non-Operating Income (Loss). We had a non-operating income of $2.3 million in 2005 compared to $1.3 million in 2004, primarily as a result of increases in both foreign exchange gain and interest income as compared to 2004. Foreign exchange gain increased due to the weakening of the NT dollar and Japanese yen relative to the U.S. dollar. The significant increase in interest income was due to the higher cash balance on hand, which was primarily placed in higher yield U.S. dollar denominated time deposits beginning in August 2005.

Income Tax Expense (Benefit). Income tax expenses increased to $8.9 million in 2005 compared to an income tax benefit of $1.8 million in 2004. Our effective income tax rate increased from (5.2%) in 2004 to 12.7% in 2005, primarily due to: (a) the increase of valuation allowance provided to reduce certain subsidiaries’ deferred tax assets to zero, (b) the increase of non-deductible share-based compensation expenses and (c) the absence in 2005 of a tax benefit from the distribution of the prior year’s income compared to 2004, which was partially offset by more investment tax credits and tax exempted income as compared to 2004.

Net Income. As a result of the foregoing, our net income increased to $61.6 million in 2005 from a net income of $36.0 million in 2004.

 Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
Net cash provided by (used in) operating activities	$(8,688)	$12,464	$29,696
Net cash provided by (used in) investing activities	11,001	(25,363)	(8,927)
Net cash provided by financing activities	735	14,404	81,886
Effect of exchange rate changes on cash and cash equivalents	—	4	12
Net increase in cash	3,048	1,509	102,667
Cash and cash equivalents at beginning of period	2,529	5,577	7,086
Cash and cash equivalents at end of period	5,577	7,086	109,753

Prior to being a public company, we financed our operations primarily through the issuance of shares in Himax Taiwan. As of December 31, 2006, we had $109.8 million in cash and cash equivalents.

Operating Activities. Net cash provided by operating activities for the year ended December 31, 2006 was $29.7 million compared to net cash provided by operating activities of $12.5 million for the year ended December 31, 2005. Net cash provided by operating activities increased in 2006 primarily as a result of an increase in operating profit and accounts payable due to an increase in cost of revenues and other expenses, which was partially offset by an increase in accounts receivables. The increase in accounts receivable was primarily a result of the increase in sales in 2006 and the extension of payment terms for certain of our customers. Net cash provided by operating activities for the year ended December 31, 2005 was $12.5 million compared to net cash used in operating activities of $8.7 million for the year ended December 31, 2004. Net cash provided by operating activities increased in 2005 primarily as a result of an increase in operating profit and accounts payable due to the extension of payment terms received from certain vendors, which was partially offset by an increase in accounts receivable. We negotiated an extension of payment terms with two of our main third-party semiconductor manufacturing service providers in order to better balance our cash flows with payment terms that we offer our customers. The increase in accounts receivable was primarily as a result of the significant increase in sales in the second half of 2005 and the extension of payment terms for certain of our customers in the fourth quarter of 2005.

Investing Activities. Net cash used in investing activities in the year ended December 31, 2006 was $8.9 million compared to net cash used in investing activities of $25.4 million in the year ended December 31, 2005. This change was primarily due to a decrease in net proceeds generated from the purchase and sale of available-for-sale marketable securities of $8.8 million, when compared to the year ended December 31, 2005 and an increase in the purchase of property and equipment as a result of the payment of construction costs in connection with our new headquarters in the Tree Valley Industrial Park.  This decrease was offset by the release of restricted cash equivalents and marketable securities of $27.7 million.  Net cash used in investing activities in the year ended December 31, 2005 was $25.4 million compared to net cash provided by investing activities of $11.0 million in the year ended December 31, 2004. This change was primarily due to a decrease in net proceeds generated from the purchase and sale of available-for-sale marketable securities of $15.2 million, when compared to the year ended December 31, 2004, an increase in the purchase of property and equipment and a pledge of restricted cash equivalents and marketable securities of $13.7 million.

Financing Activities. Net cash provided by financing activities in the year ended December 31, 2006 was $81.9 million compared to net cash provided by financing activities of $14.4 million in the year ended December 31, 2005, primarily due to proceeds received in our initial public offering which was offset by the repayment of short-term debt and our repurchase of ordinary shares. Net cash provided by financing activities in the year ended December 31, 2005 was $14.4 million compared to net cash provided by financing activities of $0.7 million in the year ended December 31, 2004, primarily due to proceeds received from borrowings of short-term debt and the issuance of Himax Analogic’s shares, which was offset by a distribution of special cash dividends and the repayment of long-term debt.

Our liquidity could be adversely affected by our obligation to meet certain conditions set by the ROC Investment Commission (including a requirement to make substantial investments in research and development) in connection with its approval for the share exchange as further described below under “—Contractual Obligations.”

Moreover, our liquidity could be negatively impacted by a decrease in demand for our products. Our products are subject to rapid technological change, among other factors, which could result in revenue variability in future periods. Further, we expect to continue increasing our headcount, especially for engineering and sales, to pursue growth opportunities and keep pace with changes in technology. Should demand for our products slow down or fail to grow as expected, our increased headcount would result in sustained losses and reductions in our cash balance. We have at times agreed to extend the payment terms for certain of our customers. Other customers have also requested extension of payment terms and we may grant such requests for extension in the future. The extension of payment terms for our customers could adversely affect our cash flow, liquidity and our operating results.

 Research and Development

Our research and development efforts focus on improving and enhancing our core technologies and know-how relating to semiconductor solutions for flat panel displays and advanced televisions with particular emphasis on our three major product lines. Although a significant portion of the resources at our integrated circuit design center are invested in advanced research for future products, we continue to invest in improving the performance and reducing the cost of our existing products. Our application engineers, who provide on-system verification of semiconductors and product specifications, and field application engineers, who provide on-site engineering support at our customers’ offices, work closely with panel manufacturers to co-develop display solutions for their electronic devices. In 2004, 2005 and 2006, we incurred research and development expenses of $24.0 million, $41.3 million, and $60.7 million, respectively, representing 8.0%, 7.6%, and 8.1% of our revenues, respectively.

Off-Balance Sheet Arrangements

As of December 31, 2006, we did not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. Furthermore, as of December 31, 2006, we did not have any interests in variable interest entities.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2006:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	1,476	864	612	—	—
Purchase obligations(1)	143,164	143,164	—	—	—
Other obligations(2)	31,217	31,217	—	—	—
Total	175,857	175,245	612	—	—

Notes:	(1)	Includes obligations for wafer fabrication, raw materials and supplies.
	(2)	Includes obligations under license agreements and investment obligations required by the ROC Investment Commission.

In August 2004, we entered into a license agreement for the use of certain central processing unit cores for product development. In accordance with the agreement, we are required to pay a license fee based on the progress of the project development and a royalty based on shipments. The initial license fee of $100,000 was charged to research and development expense in 2004; no fees or royalties were paid in 2005.  We also paid a license fee of $200,000 in 2006 and expect to pay $100,000 in 2007 under the agreement.

In addition, we completed construction of our new headquarters located in the Tree Valley Industrial Park. The facility occupies 22,172 square meters and houses our research and development, engineering, sales and marketing, operations and general administrative staff. The land (31,800 square meters) is owned by us. The total costs were approximately $25.7 million, of which approximately $10.2 million was for the land and approximately $15.5 million was for the construction of the building and related facilities (which included architect fees, general contractor fees, building materials, the purchase and installation of network, clean room, and office equipment and other fixtures). We have already paid for the land and approximately $0.8 million and $9.7 million of the construction costs were paid in 2005 and 2006, respectively. We expect to pay the remaining $5.0 million of the construction costs in 2007 using cash on hand and cash flows generated from our operations.

Our current corporate structure was established as a result of a share exchange between us and the former shareholders of Himax Taiwan. The ROC Investment Commission has approved the share exchange, subject to our satisfying the following undertakings we gave in connection with our application seeking approval of the share exchange: Himax Taiwan is required to (1) purchase three hectares of land in connection with the construction of its new headquarters in Tainan, Taiwan; (2) increase the number of Taiwanese employees to 430 employees, 475 employees and 520 employees by the end of 2005, 2006 and 2007, respectively; and (3) invest no less than $24.4 million, $27.6 million and $30.7 million for research and development in Taiwan in 2005, 2006 and 2007, respectively. The required research and development expenditure may be satisfied through cash-based compensation but cannot be satisfied through non-cash share-based compensation. Himax Taiwan is required to submit to the ROC Investment Commission its annual financial statements audited by a certified public accountant and other relevant supporting documents in connection with the implementation of the above-mentioned conditions within four months after the end of each of 2005, 2006 and 2007.

We believe that the undertakings under the ROC Investment Commission approval are in line with our business plan. In August 2005, we purchased 3.18 hectares of land for an aggregate purchase price of approximately $10.2 million in satisfaction of the first condition. As of December 31, 2005 and 2006, we had satisfied the conditions with respect to the Taiwan employees’ requirements with 549 and 664 Taiwan employees for 2005 and 2006, respectively, and Himax Taiwan had spent approximately $30.9 million and $42.8 million in research and development expenditures in

2005 and 2006, respectively. With respect to 2007, we expect that we will spend an amount at or above the research and development expenditure requirements.  We intend to commit the necessary resources in both headcount and research and development to support our plans for further growth and to ensure future competitiveness.  Our business plan for 2007 contemplates an increase in headcount (mostly research and development personnel) and research and development expenditure to improve and enhance our core technologies and know-how.  Based on our historical trend with respect to increases in headcount and research and development expenditure, and our projected headcount and research and development expenditure, we expect that the above-mentioned requirements for 2007 will be satisfied.

Although we intend to discharge our undertakings to the ROC Investment Commission, we cannot assure you that we will be able to do so under all circumstances. To the extent that we experience no or negative revenue growth as a result of significant company-specific or industry-wide events, we would be limited in our ability to adjust our headcount and research and development expenditures in response to those events. In this case, these undertakings would restrict our operational flexibility and adversely affect our operating margins and results of operations. See “Item 3.D. Risk Factors—Political, Geographical and Economic Risks — If we failed to satisfy the undertakings we made to the ROC Investment Commission in connection with our application seeking approval of the share exchange, the ROC Investment Commission could take actions against us that would materially and adversely affect our business, financial condition and results of operations and decrease the value of our ADSs.”

Under the ROC Labor Standard Law, we established a defined benefit plan and were required to make monthly contributions to a pension fund in an amount equal to 2% of wages and salaries of our employees. Under the newly effective ROC Labor Pension Act, beginning on July 1, 2005, we are required to make a monthly contribution for employees that elect to participate in the new defined contribution plan of no less than 6% of the employee’s monthly wages, to the employee’s individual pension fund account. Substantially all participants in the defined benefit plan have elected to participate in the new defined contribution plan. Participants’ accumulated benefits under the defined benefit plan are not impacted by their election to change plans. We are required to make contributions to the defined benefit plan until it is fully funded. As a result, our monthly contribution to the pension fund increased to $68,211 in July 2005 compared to $15,646 in June 2005, and we expect to contribute at this increased rate in the future. Total contributions to the new defined contribution plan in 2006 were $855,000 compared to $217,000 in 2005. Total contributions to the defined benefit plan and the new defined contribution plan in 2006 were $1.1 million compared to $412,000 in 2005.  This increase has not, and is not expected to have, a material effect on our cash flows or results of operations.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the foreseeable future. We may, however, require additional cash resources due to higher than expected growth in our business or other changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

Wisepal Acquisition

We announced that our board of directors had approved a letter of intent to acquire Wisepal Technologies, Inc.  (“Wisepal”) on Aug 30, 2006 and closed the deal on Feb 1, 2007.  We acquired 100 percent of the outstanding common stock of Wisepal at a value of approximately $45 million by a share exchange.  Please see footnotes of financial statements for details.

Wisepal is a display driver IC company focused on small- and medium-sized applications.  Wisepal primarily supplies to TPO Displays Corp., whose customers supply to global tier-one handset manufacturers.

We expect this acquisition can allow us to secure and benefit from a closer partnership with a world-leading panel supplier and with handset suppliers.

Share Buyback

On November 2, 2006, our board of directors authorized a share buyback program allowing us to repurchase up to $50.0 million of our ADSs in the open market or through privately negotiated transactions.  We completed this share buyback program in the first quarter of 2007 and repurchased a total of approximately $50.0 million of our ADSs (equivalent to approximately 10 million ADSs) from the open market.  The repurchased ADSs and their underlying ordinary shares have been cancelled, thereby reducing approximately 5% of our issued and outstanding shares.

The following table sets forth information regarding transactions completed under the share buyback program for each of the specified periods.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
November 9, 2006 to November 30, 2006	2,944,840	$5.07	2,944,840	$35,056,654
December 1, 2006 to December 31, 2006	4,940,995	$4.96	7,885,835	$10,540,210
January 1, 2007 to January 23, 2007	2,161,636	$4.87	10,047,471	$443

Inflation

Inflation in Taiwan has not had a material impact on our results of operations in recent years. The rate of inflation in Taiwan was 1.6%, 2.3%, and 0.6% in 2004, 2005 and 2006, respectively.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

 Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of five directors, two of whom will be independent directors within the meaning of Rule 4200(a)(15) of the Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules, as amended from time to time. Other than Jordan Wu and Dr. Biing-Seng Wu, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth information regarding our directors and executive officers as of June 1, 2007. Our directors and executive officers all assumed their respective positions at our company, Himax Technologies, Inc., after our shareholders’ meeting and board meeting, which were both held on October 25, 2005. Unless otherwise indicated, the positions or titles indicated in the table below refer to Himax Technologies, Inc.

Directors and Executive Officers	Age	Position/Title
Dr. Biing-Seng Wu	49	Chairman of the Board
Jordan Wu	46	President, Chief Executive Officer and Director
Jung-Chun Lin	58	Director
Dr. Chun-Yen Chang	69	Director
Yuan-Chuan Horng	55	Director
Chih-Chung Tsai	51	Chief Technology Officer, Senior Vice President
Max Chan	40	Chief Financial Officer
Baker Bai	49	Vice President, Incubator System Design Center
John Chou	48	Vice President, Quality & Reliability Assurance & Support Design Center
Norman Hung	49	Vice President, Sales and Marketing

Directors

Dr. Biing-Seng Wu is the chairman of our board of directors. Dr. Wu is also the chairman of the board of directors of Himax Taiwan, Himax Display, Himax Analogic and Himax Imaging Inc. Prior to our reorganization in October 2005, Dr. Wu served as president, chief executive officer and a director of Himax Taiwan and chairman, president and chief executive officer of Himax Display. Dr. Wu is also a director of Himax Anyang and serves as a director, executive vice president and chief technology officer of CMO, a TFT-LCD panel manufacturer, and a director of Chi Lin Technology Co., Ltd., an electronics manufacturing service provider, Chi Mei El Corp., an OLED company, and Nexgen Mediatech Inc., a TFT-LCD television manufacturer. Dr. Wu has been active in the TFT-LCD panel industry for over 20 years and is a member of the boards of the Taiwan TFT-LCD Association and the Society for Information Display. Prior to joining CMO in 1998, Dr. Wu was senior director and plant director of Prime View International Co., Ltd. a TFT-LCD panel manufacturer, from 1993 to 1997, and a manager of Thin Film Technology Development at the Electronics Research & Service Organization/Industry Technology Research Institute, or ERSO/ITRI, of Taiwan. Dr. Wu holds a B.S. degree, an M.S. degree and a Ph.D. degree in electrical engineering from National Cheng Kung University. Dr. Wu is the brother of Mr. Jordan Wu, our president and chief executive officer.

Jordan Wu is our president and chief executive officer. Prior to our reorganization in October 2005, Mr.

Wu served as the chairman of the board of directors of Himax Taiwan, a position that he held since April 2003. Mr. Wu is also the chairman of the board of directors of Wisepal and Integrated Microdisplays and a director of Himax Taiwan, Himax Display, Himax Analogic, Himax Samoa, Himax Anyang, Himax Shenzhen, Himax Suzhou and Himax Imaging Ltd. Prior to joining Himax Taiwan, Mr. Wu served as chief executive officer of TV Plus Technologies, Inc. and chief financial officer and executive director of DVN Holdings Ltd. in Hong Kong. Prior to that, he was an investment banker at Merrill Lynch (Asia Pacific) Limited, Barclays de Zoete Wedd (Asia) Limited and Baring Securities, based in Hong Kong and Taipei. Mr. Wu holds a B.S. degree in mechanical engineering from National Taiwan University and an M.B.A. degree from the University of Rochester. Mr. Wu is the brother of Dr. Biing-Seng Wu, our chairman.

Jung-Chun Lin is our director. He has also been a director of Himax Taiwan since June 2001, a director of Himax Display and a supervisor of Himax Analogic since July 2004. Mr. Lin also serves as a director, senior vice president, chief financial officer and chief accounting officer of CMO and a senior vice president of Chi Mei Corporation. Prior to joining CMO in 2000, Mr. Lin was vice president of Chi Mei Corporation and had been with Chi Mei Corporation since 1971. Mr. Lin holds a B.S. degree in accounting from National ChengChi University.

Dr. Chun-Yen Chang is our director. Prior to our reorganization in October 2005, he served as a supervisor of Himax Taiwan since December 2003. He was president of the National Chiao Tung University, or NCTU, of Taiwan from 1998 to 2006. Prior to that, he served as the director of the Microelectronics and Information Systems Research Center of NCTU from 1996 to 1998 and as the dean of both the College of Electrical Engineering and Computer Science of NCTU and the College of Engineering of NCTU from 1990 to 1994. Dr. Chang has been active in the semiconductor industry for over 40 years. He is a fellow of the Institute of Electrical and Electronics Engineers, Inc., or IEEE, a foreign associate of the National Academy of Engineering of the United States and a fellow of Academia Sinica of Taiwan. Dr. Chang holds a B.S. degree in electrical engineering from National Cheng Kung University and an M.S. degree and a Ph.D. degree in electrical engineering from National Chiao Tung University.

Yuan-Chuan Horng is our director. Prior to our reorganization in October 2005, Mr. Horng served as a director of Himax Taiwan from August 2004 to October 2005. Mr. Horng is the general manager of the Finance Department of China Steel Corporation, a position he has held since April 2000. He has held various accounting and finance positions at China Steel Corporation for over 30 years. Mr. Horng holds a B.A. degree in economics from Soochow University.

Other Executive Officers

Chih-Chung Tsai is our chief technology officer and senior vice president. Mr. Tsai is also a director and chief technology officer of Himax Taiwan, a director of Himax Display, Himax Anyang, Wisepal and Integrated Microdisplays, and a supervisor of Himax Analogic. Prior to joining Himax Taiwan, Mr. Tsai served as vice president of IC Design of Utron Technology from 1998 to 2001, director of the IC Division of Sunplus Technology from 1994 to 1998, director of the IC Design Division of Silicon Integrated Systems Corp. from 1987 to 1993 and project leader at ERSO/ITRI from 1981 to 1987. Mr. Tsai holds a B.S. degree and an M.S. degree in electrical engineering from National Chiao Tung University.

Max Chan is our chief financial officer. Mr. Chan is also the chief financial officer of Himax Taiwan. Mr. Chan is also a supervisor of Wisepal. Prior to our reorganization in October 2005, Mr. Chan served as director of the planning division of Himax Taiwan from June 2004 to October 2005. Prior to joining Himax Taiwan, he was treasury manager of Intel Capital, the strategic investment division of Intel Corporation in Taiwan from 2000 to 2004, senior associate of Credit Suisse First Boston Asia International (Cayman) Limited, Taiwan Branch in 2000 and a manager of the Overseas Direct Investment Department of China Development Industrial Bank from 1992 to 2000. Mr. Chan holds a B.S. degree in civil engineering and an M.B.A. degree in finance from National Taiwan University and an M.S. degree in business administration from the University of Illinois at Urbana-Champaign.

Baker Bai is our vice president in charge of the Incubator System Design Center, a director of Himax Taiwan and Himax Analogic, and a supervisor of Himax Display and Himax Anyang. Prior to joining Himax Taiwan in 2001, Mr. Bai served as the director of the TFT Liquid Crystal Module Fab of CMO from 1998 to 2001, research and development manager of the Research Center of Vate Technology Inc., a semiconductor testing house, from 1994 to 1998, and research and development engineer at Chun Shan Technology Institute from 1983 to 1994. Mr. Bai holds a B.S. degree in electrical engineering from National Cheng Kung University, an M.S. degree in electrical engineering from the University of Southern California and an M.S. degree in electrical engineering from National Chiao Tung University.

John Chou is our vice president in charge of the Quality & Reliability Assurance & Support Design Center and also serves as a director of Himax Analogic. Prior to joining Himax in 2005, Mr. Chou served as the director of the Application and Marketing Department at Pyramis Corp., a subsidiary and the semiconductor arm of Delta Electronics Inc., from August 2002 to April 2005. Mr. Chou was application manager at O2Micro, Inc., an integrated circuit design house, from 1997 to 2002 and design engineer and project manager at Philips Lighting Electronics from 1992 to 1996. Mr. Chou holds a B.S. degree in electrical engineering from National Cheng Kung University and an M.S. degree in electrical engineering from California State University, Los Angeles.

Norman Hung is our vice president in charge of Sales and Marketing and also serves as a director of Himax Analogic and Wisepal. From 2000 to 2006, Mr. Hung served as president of ZyDAS Technology Corp., a fabless integrated circuit design house.  From 1999 to 2000, he served as vice president of Sales and Marketing for HiMARK Technology Inc., another fabless integrated circuit design house.  Prior to that, from 1996 to 1998, Mr. Hung served as Director of Sales and Marketing for Integrated Silicon Solution, Inc.  He has also served in various Marketing positions for Hewlett-Packard and Logitech.  Mr. Hung holds a B.S. degree in electrical engineering from National Cheng Kung University and an executive M.B.A. degree from National Chiao Tung University.

Compensation of Directors and Executive Officers

In the year ended December 31, 2006, the aggregate cash compensation that we paid to our executive officers was approximately $0.52 million. The aggregate share-based compensation that we paid to our executive officers was approximately $0.76 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

In the year ended December 31, 2006, the aggregate cash compensation that we paid to our directors was approximately $20,000. The aggregate share-based compensation that we paid to our directors was $43,100.

The following table summarizes the RSUs that we granted in 2006 to our directors and executive officers under our 2005 long-term incentive plan.

Name	Total RSUs Granted	Ordinary Shares Underlying Vested Portion of RSUs	Ordinary Shares Underlying Unvested Portion of RSUs
Dr. Biing-Seng Wu	30,188	7,547	22,641
Jordan Wu	71,581	17,895	53,686
Jung-Chun Lin	0	0	0
Dr. Chun-Yen Chang	0	0	0
Yuan-Chuan Horng	0	0	0
Chi-Chung Tsai	71,581	17,895	53,686
Max Chan	23,872	5,968	17,904
Baker Bai	43,441	10,860	32,581
John Chou	38,747	22,500	16,247
Norman Hung	37,672	11,667	26,005

Board Practices

General

Our board of directors consists of five directors, two of whom are independent directors within the meaning of Rule 4200(a)(15) of the Nasdaq Stock Market, Inc. Marketplace Rules, or the Nasdaq Rules, as amended from time to time. We intend to follow home country practice that permits our board of directors to have less than a majority of independent directors in lieu of complying with Rule 4350(c)(1) of the Nasdaq Rules that require boards of U.S. companies to have a board of directors comprised of a majority of independent directors. Moreover, we intend to follow home country practice that permits our independent directors not to hold regularly scheduled meetings at which only independent directors are present in lieu of complying with Rule 4350(c)(2).

Committees of the Board of Directors

To enhance our corporate governance, we have established three committees under the board of directors prior to the closing of this offer: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee currently consists of Yuan-Chuan Horng and Dr. Chun-Yen Chang. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Rule 4200(a)(15) of the Nasdaq Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. We intend to follow home country practice that permits an audit committee to contain two independent directors in lieu of complying with Rule 4350(d) of the Nasdaq Rules that requires the audit committees of U.S. companies to have a minimum of three independent directors. Our audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s response;
•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation SK under the Securities Act;
•	discussing the annual audited financial statements with management and the independent auditors;
•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material internal control deficiencies;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	meeting separately and periodically with management and the independent auditors;
•	reporting regularly to the board of directors; and
•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee. Our current compensation committee consists of Yuan-Chuan Horng, Dr. Chun-Yen Chang and Jung-Chun Lin. Our compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting while his compensation is deliberated. We intend to follow home country practice that permits a compensation committee to contain a director that does not meet the definition of “independence” within the meaning of Rule 4200(a) (15) of the Nasdaq Rules. We intend to follow home country practice in lieu of complying with Rule 4350(c)(3)(A)(ii) and (B)(ii) of the Nasdaq Rules that requires the compensation committees of U.S. companies to be comprised solely of independent directors. The compensation committee will be responsible for, among other things:

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;
•	reviewing and determining bonuses for our officers and other employees;
•	reviewing and determining share-based compensation for our directors, officers, employees and consultants;
•	administering our equity incentive plans in accordance with the terms thereof; and
•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to be members of our board of directors and in determining the composition of the board and its committees. Our current nominating and corporate governance committee consists of Yuan-Chuan Horng, Dr. Chun-Yen Chang and Jung-Chun Lin. We intend to follow home country practice that permits a nominating committee to contain a director that does not meet the definition of “independence” within the meaning of Rule 4200(a) (15) of the Nasdaq Rules. We intend to follow home country practice in lieu of complying with Rule 4350(c) (4) (A) (ii) and (B) (ii) of the Nasdaq Rules that requires the nominating committees of U.S. companies be comprised solely of independent directors. Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying and recommending to our board of directors nominees for election or re-election, or for appointment to fill any vacancy;
•
reviewing annually with our board of directors the current composition of our board of directors in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	reviewing the continued board membership of a director upon a significant change in such director’s principal occupation;
•
identifying and recommending to our board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as the nominating and corporate governance committee itself;

•
advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Terms of Directors and Officers

Under Cayman Islands law and our articles of association, our directors hold office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next annual meeting of shareholders at which time such director is eligible for re-election. Our directors are subject to periodic retirement and re-election by shareholders in accordance with our articles of association, resulting in their retirement and re-election at staggered intervals. At each annual general meeting, one-third of our directors who are subject to retirement by rotation, or if their number is not a multiple of three, the nearest to one-third but not exceeding one-third, retire from office. Any retiring director is eligible for reappointment. The Chairman of our board of directors will not be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. Under this formula, assuming five directors continue to serve on the board of directors, one director will retire and be subject to re-election in each year beginning 2006, and until 2009, the term that each director serves before he is subject to retirement by rotation will vary from one year to four years. Under our articles of association, which director will retire at each annual general meeting will be determined as follows: (i) any director who wishes to retire and not offer himself for re-election, (ii) if no director wishes to retire, the director who has been longest in office since his last re-election or appointment, (iii) if two or more directors have served on the board the longest, then as agreed among the directors themselves or as determined by lot. Beginning in 2010, assuming that our board of directors consists of five directors, each director will serve a term of four years. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Employees

As of December 31, 2004, 2005 and 2006, we had 469, 716 and 924 employees, respectively.  The following is a breakdown of our employees by function as of December 31, 2006:

Function	Number
Research and development(1)	615
Engineering and manufacturing(2)	125
Sales and marketing(3)	120
General and administrative	64
Total	924

Notes:	(1)	Includes semiconductor design engineers, application engineers, assembly and testing engineers and quality control engineers.
	(2)	Includes manufacturing personnel of Himax Display, our subsidiary focused on design and manufacturing of LCOS products and liquid crystal injection services.
	(3)	Includes field application engineers.

Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of June 1, 2007, by each of our directors and executive officers.

Name	Number of Shares Owned	Percentage of Shares Owned

Dr. Biing-Seng Wu	31,578,765	15.98%
Jordan Wu	10,906,363	5.52%
Jung-Chun Lin		
Dr. Chun-Yen Chang	794,807	*
Yuan-Chuan Horng	453,052	*
Chih-Chung Tsai	2,922,012	1.48%
Max Chan	61,247	*
Baker Bai	2,281,364	1.15%
John Chou	39,863	*
Norman Hung	23,997	*

* Less than 1%

None of our directors or executive officers has different voting rights from other shareholders.

Dividends and Dividend Policy

Our dividend policy is to retain most, if not all, of our available funds and any future earnings for use in the operation and growth of our business.

In November 2005, we distributed a special cash dividend to our shareholders in the amount of approximately $13.6 million, or the equivalent of approximately $0.075 per share based on our total shares outstanding as of a certain record date. This dividend was paid to our shareholders in respect of our performance prior to our initial public offering. We decided to pay the dividend in cash instead of shares because our ordinary shares at the time of the dividend payment was not listed on any stock exchange and therefore had limited liquidity. This dividend was approved by our board of directors and was financed through a loan. This special dividend should not be considered representative of the dividends that would be paid in any future periods or our dividend policy. In 2006, we did not distribute any dividends.

Our board of directors has full discretion as to whether we will distribute dividends in the future. Even if our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant.

Our ability to pay cash or stock dividends will depend upon the amount of distributions, if any, received by us from our direct and indirect subsidiaries, which must comply with the laws and regulations of their respective countries and respective articles of association. Since its inception in June 2001, Himax Taiwan has paid stock dividends in an amount of 13,517,773 shares on September 1, 2003 and 42,976,372 shares on September 20, 2004 with respect to the fiscal years 2002 and 2003, respectively. However, Himax Taiwan has not paid cash dividends in the past. In accordance with ROC laws and regulations and Himax Taiwan’s articles of incorporation, Himax Taiwan is permitted to distribute dividends after allowances have been made for:

•	payment of taxes;
•	recovery of prior years’ deficits, if any;
•	legal reserve (in an amount equal to 10% of annual net income after having deducted the above items until such time as its legal reserve equals the amount of its total paid-in capital);
•	special reserve based on relevant laws or regulations, or retained earnings, if necessary;
•	dividends for preferred shares, if any; and
•
cash or stock bonus to employees (in an amount less than 10% of annual net income) and remuneration for directors and supervisor(s) (in an amount less than 2% of the annual net income); after having deducted the above items, based on a resolution of the board of directors; if stock bonuses are paid to employees, the bonus may also be appropriated to employees of subsidiaries under the board of directors’ approval.

Furthermore, if Himax Taiwan does not record any net income for any year as determined in accordance with generally accepted accounting principles in Taiwan, it generally may not distribute dividends for that year.

If we are not able to satisfy our undertakings to the ROC Investment Commission, Himax Taiwan may not be able to pay dividends to us, which may adversely affect your ability to receive dividends because we rely on Himax Taiwan and our other subsidiaries for dividend payments, if any, to our shareholders. If we failed to satisfy the undertakings we made to the ROC Investment Commission in connection with our application seeking approval of the share exchange, the ROC Investment Commission could take actions against us that would materially and adversely affect our business, financial condition and results of operations and decrease the value of our ADSs.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

●Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Himax Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Himax Technologies, Inc. (a Cayman Island Company) and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financials statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Himax Technologies, Inc. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U. S. generally accepted accounting principles.

As described in the Notes 2 and 13 to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statements of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2006.

/s/ KPMG Certified Public Accountants

Taipei, Taiwan (the Republic of China)
May 28, 2007

HIMAX TECHNOLOGINES, INC.  AND SUBSIDIARIES
●Consolidated Balance Sheets
December 31, 2005 and 2006
	(in thousands of US dollars)
	December 31,
	2005	2006
Assets
Current assets:
Cash and cash equivalents	$7,086	109,753
Marketable securities available-for-sale	3,989	8,828
Restricted cash equivalents and marketable securities	14,053	108
Accounts receivable, less allowance for doubtful accounts,
sales returns and discounts of $80 and $464 at
December 31, 2005 and 2006, respectively	80,259	112,767
Accounts receivable from related parties, less allowance for sales returns and discounts of $101 and $404 at
December 31, 2005 and 2006, respectively	69,587	116,850
Inventories	105,004	101,341
Deferred income taxes	8,965	6,744
Prepaid expenses and other current assets	11,113	10,324
Total current assets	300,056	466,715
Property, plant, and equipment, net	24,426	38,895
Deferred income taxes	151	11,405
Intangible assets, net	81	393
Investments in non-marketable securities	1,813	817
Refundable deposits and prepaid pension costs	712	569
	27,183	52,079
Total assets	$327,239	518,794

See accompanying notes to consolidated financial statements.         44

HIMAX TECHNOLOGINES, INC.  AND SUBSIDIARIES
●Consolidated Balance Sheets–continued
December 31, 2005 and 2006
	(in thousands of US dollars, except share and per share data)
	December 31,
	2005	2006
Liabilities, Minority Interest and Stockholders’ Equity
Current liabilities:
Short-term debt	$27,274	–
Current portion of long-term debt	89	–
Accounts payable	105,801	120,407
Income tax payable	13,625	11,666
Other accrued expenses and other current liabilities	13,995	21,206
Total current liabilities	160,784	153,279
Accrued pension liabilities	–	192
Total liabilities	160,784	153,471
Minority interest	624	1,396
Stockholders’ equity:
Ordinary share, US$0.0001 par value, 500,000,000 shares authorized;
182,088,880 and 193,600,302 shares issued and outstanding at
December 31, 2005 and 2006, respectively	18	19
Additional paid-in capital	98,450	221,666
Accumulated other comprehensive income (loss)	36	(275)
Unappropriated retained earnings	67,327	142,517
Total stockholders equity	165,831	363,927
Commitments and contingencies
Total liabilities, minority interest and stockholders equity	$327,239	518,794

   See accompanying notes to consolidated financial statements.         45

HIMAX TECHNOLOGINES, INC.  AND SUBSIDIARIES
●Consolidated Statements of Income
Years ended December 31, 2004, 2005 and 2006

	(in thousands of US dollars, except per share data)
	Year Ended December 31,
	2004	2005	2006
Revenues
Revenues from third parties, net	$109,514	217,420	329,886
Revenues from related parties, net	190,759	322,784	414,632
	300,273	540,204	744,518
Costs and expenses:
Cost of revenues	235,973	419,380	601,565
Research and development	24,021	41,278	60,655
General and administrative	4,654	6,784	9,762
Sales and marketing	2,742	4,762	6,970
Total costs and expenses	267,390	472,204	678,952
Operating income	32,883	68,000	65,566
Non operating income (loss):
Interest income	72	580	5,860
Gain on sale of marketable securities, net	401	105	60
Other than temporary impairment loss on investments
in non-marketable securities	–	(129)	(1,500)
Foreign exchange gains (losses), net	847	1,808	(341)
Interest expense	(6)	(125)	(311)
Other income, net	5	19	173
	1,319	2,258	3,941
Income before income taxes and minority interest	34,202	70,258	69,507
Income tax expense (benefit)	(1,771)	8,923	(5,446)
Income before minority interest	35,973	61,335	74,953
Minority interest, net of tax	27	223	237
Net income	$36,000	61,558	75,190
Basic earnings per ordinary share	$0.21	0.35	0.39
Diluted earnings per ordinary share	$0.21	0.34	0.39

See accompanying notes to consolidated financial statements.         46

HIMAX TECHNOLOGINES, INC.  AND SUBSIDIARIES
●Consolidated Statements of Comprehensive Income
Years ended December 31, 2004, 2005 and 2006

	(in thousands of US dollars, except per share data)
	Year Ended December 31,
	2004	2005	2006
Net income	$36,000	61,558	75,190
Other comprehensive income:
Unrealized gains on securities, not subject to tax:
Unrealized holding gains on available-for-sale
marketable securities arising during the period	334	129	56
Reclassification adjustment for realized gains included
in net income	(401)	(105)	(60)
Foreign currency translation adjustments, net of tax
of $3 and $6 in 2005 and 2006, respectively	–	5	24
Comprehensive income	$35,933	61,587	75,210

See accompanying notes to consolidated financial statements.      47

HIMAX TECHNOLOGINES, INC.  AND SUBSIDIARIES
●Consolidated Statements of Stockholders' Equity
Years ended December 31, 2004, 2005 and 2006
 (in thousands of US dollars and shares)
		Ordinary share
	Shares	Amount	Additional paid-in capital	Treasury shares	Accumulated other comprehensive Income (loss)	Unappropriated Retained earnings (accumulated deficit)	Total

Balance at January 1, 2004	173,185	$17	56,220	-	74	(4,022)	52,289
Stock split effected in the form of a stock dividend		-	12,651	-	-	(12,651)	-
Issuance of ordinary shares as employee bonus	7,584	1	14,829	-	-	-	14,830
Share-based compensation expenses	-	-	1,696	-	-	-	1,696
Dilution gain from issuance of new subsidiary shares	-	-	112	-	-	-	112
Unrealized holding loss on available-for-sale marketable securities	-	-	-	-	(67)	-	(67)
Net income	-	-	-	-	-	36,000	36,000
Balance at December 31, 2004	180,769	18	85,508	-	7	19,327	104,860
Declaration of special cash dividends	-	-	-	-	-	(13,558)	(13,558)
Issuance of ordinary shares as employee bonus	990	-	8,536	-	-	-	8,536
Share-based compensation expenses	330	-	4,184	-	-	-	4,184
Dilution gain from issuance of new subsidiary shares	-	-	222	-	-	-	222
Unrealized holding gain on available-for-sale marketable securities	-	-	-	-	24	-	24
Foreign currency translation adjustments	-	-	-	-	5	-	5
Net income	-	-	-	-	-	61,558	61,558
Balance at December 31, 2005	182,089	$18	98,450	-	36	67,327	165,831
Issuance of ordinary shares upon initial public offering, net of issuance costs of $8,207	17,290	2	147,406	-	-	-	147,408
Shares acquisition	(7,886)	-	-	(39,460)	-	-	(39,460)
Shares retirement	-	(1)	(39,459)	39,460	-	-	-
Share-based compensation expenses	2,107	-	15,091	-	-	-	15,091
Dilution gain from issuance of new subsidiary shares	-	-	178	-	-	-	178
Adjustment upon adoption of SFAS No. 158, net of tax of $98	-	-	-	-	(331)	-	(331)
Unrealized holding loss on available-for-sale marketable securities	-	-	-	-	(4)	-	(4)
Foreign currency translation adjustments	-	-	-	-	24	-	24
Net income	-	-	-	-	-	75,190	75,190
Balance at December 31, 2006	193,600	$19	221,666	-	(275)	142,517	363,927

See accompanying notes to consolidated financial statements.         48

HIMAX TECHNOLOGINES, INC.  AND SUBSIDIARIES
●Consolidated Statement of Cash Flows
Years ended December 31, 2004, 2005 and 2006
(in thousands of US dollars)

	Year Ended December 31,
	2004	2005	2006

Cash flows from operating activities:
Net income	$36,000	61,558	75,190
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,761	3,613	5,221
Share-based compensation expenses	5,837	8,613	15,150
Minority interest, net of tax	(27)	(223)	(237)
Loss on disposal of property, plant, and equipment	69	-	36
Gain on sales of subsidiary shares and investment in non-marketable securities, net	-	(19)	(137)
Gain on sale of marketable securities, net	(401)	(105)	(60)
Impairment loss on investments in non-marketable securities	-	129	1,500
Deferred income taxes	(4,986)	(3,371)	(8,938)
Inventory write downs	847	927	5,165
Changes in operating assets and liabilities:
Accounts receivable	(14,473)	(53,242)	(32,237)
Accounts receivable from related parties	(16,236)	(30,458)	(47,263)
Inventories	(33,851)	(51,839)	(1,502)
Prepaid expenses and other current assets	(3,296)	(6,413)	749
Accounts payable	15,748	67,152	14,606
Income tax payable	(761)	10,852	(1,959)
Other accrued expenses and other current liabilities	4,081	5,290	4,412
Net cash provided by (used in) operating activities	(8,688)	12,464	29,696
Cash flows from investing activities:
Purchase of land, property and equipment	(8,046)	(14,733)	(17,829)
Purchase of available-for-sale marketable securities	(47,163)	(38,048)	(31,911)
Sales and maturities of available-for-sale marketable securities	66,312	42,028	27,128
Cash acquired in acquisition	-	-	17
Proceeds from sale of subsidiary shares and investment in non-marketable securities by Himax Technologies Limited	-	51	1,142
Purchase of investment in non-marketable securities	-	-	(817)
Purchase of subsidiary shares from minority interest	-	(523)	(773)
Refund from (increase in) refundable deposits	(137)	(414)	171
Release (pledge) of restricted cash equivalents and marketable securities	35	(13,724)	13,945
Net cash provided by (used in) investing activities	11,001	(25,363)	(8,927)

See accompanying notes to consolidated financial statements.         49

HIMAX TECHNOLOGINES, INC.  AND SUBSIDIARIES
●Consolidated Statements of Cash Flows - continued
Years ended December 31, 2004, 2005 and 2006

 (in thousands of US dollars)

	Year Ended December 31,
	2004	2005	2006

Cash flows from financing activities:
Distribution of special cash dividends	$-	(13,558)	-
Proceeds from initial public offering, net of issuance costs	-	-	147,408
Proceeds from issuance of new shares by subsidiaries	803	866	676
Acquisition of ordinary shares for retirement	-	-	(38,835)
Proceeds from borrowing of short-term debt	-	27,274	11,303
Repayment of short-term debt	-	-	(38,577)
Repayment of long-term debt	(68)	(178)	(89)
Net cash provided by financing activities	735	14,404	81,886
Effect of exchange rate changes on cash and cash equivalents	-	4	12
Net increase in cash and cash equivalents	3,048	1,509	102,667
Cash and cash equivalents at beginning of year	2,529	5,577	7,086
Cash and cash equivalents at end of year	$5,577	7,086	109,753
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$6	125	311
Income taxes	$3,867	1,130	5,695
Supplemental disclosures of non-cash investing activities:
Payable for purchase of equipment and construction in progress	$(71)	(2,285)	(1,846)
Fair value of ordinary shares issued by Himax Display, Inc. in the acquisition of Integrated Microdisplays Limited	$-	-	538

See accompanying notes to consolidated financial statements.         50

HIMAX TECHNOLOGINES, INC.  AND SUBSIDIARIES
●Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2005 and 2006

Background

Himax Technologies Limited (“Himax Taiwan”) was incorporated on June 12, 2001.  On April 26, 2005, Himax Technologies, Inc. was established as a new holding company in the Cayman Islands to hold the shares of Himax Taiwan in connection with the reorganization and share exchange described below.

On June 10, 2005, Himax Taiwan’s shareholders resolved the exchange of shares between Himax Taiwan and Himax Technologies, Inc. (the “Company”) pursuant to Republic of China (ROC) Business Mergers and Acquisitions Law.  Upon obtaining all necessary approvals from ROC authorities, the share exchange became effective on October 14, 2005, whereby all issued and outstanding common shares of Himax Taiwan were exchanged with Himax Technologies, Inc.’s new shares at a 1:1 ratio.  The approval of the ROC Investment Commission is conditioned upon the satisfaction of certain undertakings the Company made to the ROC Investment Commission, including undertakings relating to the Company’s plans to expand its investment in the ROC as well as undertakings to submit certain documentation after the effectiveness of the share exchange.  Many of these undertakings are prospective, on-going obligations and have yet to be satisfied to date.  Refer to Note 21 (i) for further details. Upon completion of the share exchange, Himax Taiwan became Himax Technologies, Inc.’s directly and wholly-owned subsidiary.

On April 4 and 13, 2006, the Company completed its initial public offering and sold 17,290,588 American Depositary Shares (“ADSs”), representing 17,290,588 new ordinary shares, at an initial public offering price of US$8.55 per ADS.  The Company received net proceeds, after deduction of the related offering costs, in the amount of $147,408,000.

Since March 2006, the Company’s ordinary shares have been quoted on the NASDAQ Global Market under the symbol “HIMX.” in the form of ADSs.

Principal Activities

Himax Technologies, Inc. and subsidiaries (collectively, the Company) designs, develops and markets semiconductors that are critical components of flat panel displays.  The Company’s principal products are display drivers for large-sized thin film transistor liquid crystal displays (TFT-LCD) panels, which are used in desktop monitors, notebook computers and consumer electronics products such as display drivers for small- and medium-sized TFT-LCD panels which are used in mobile handset, digital cameras, mobile gaming devices and car navigation displays.  The Company has expanded its product offering to include television semiconductor solutions such as television chipsets and tuners, modules, as well as liquid crystal on silicon (LCOS) products.  The Company’s customers are TFT-LCD panel manufacturers, LCD and mobile device module manufacturers and television makers.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Himax Technologies, Inc. and its subsidiaries as if the Company had been in existence for all periods presented.  As a result of the above-mentioned share exchange, all of the outstanding ordinary shares of Himax Technologies, Inc. were owned by former shareholders of Himax Taiwan until the Company’s initial public offering.  This transaction is a change in legal organization for which no change in accounting basis is appropriate.  Therefore, in presenting the consolidated financial statements of the Company, the assets and liabilities, revenues and expenses of Himax Taiwan and its subsidiaries are included at their historical amounts for all periods presented.

The accompanying consolidated financial statements of the Company have been prepared in conformity with US generally accepted accounting principles (“US GAAP”).

See accompanying notes to consolidated financial statements.         51

Note 2.  Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts and operations of the Himax Technologies, Inc., and all its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.  Significant items subject to such estimates and assumptions include the carrying value of property, equipment and intangible assets, valuation allowances for receivables and deferred income tax assets, inventory realizable values, potential impairment of marketable securities and other equity investments, valuation of derivative financial instruments and share-based compensation, and valuation of assets and obligations related to employee retirement benefits.  Actual results could differ from those estimates.

(c) Stock Split and Stock Dividends

On September 30, 2004, Himax Taiwan’s stockholders approved stock dividends at par value per share of NT$3.63 and a stock split, pursuant to which it issued 42,976,372 shares and 11,837,166 shares of common stock to the then holders of its outstanding shares of common stock.

This transaction resulted in an increase of 46.31% of the then outstanding common shares for 2004 which is accounted for as a stock split effected in the form of a dividend.  However, retained earnings were charged for the stock splits effected in the form of a dividend to comply with Taiwanese legal requirements.  All references in the consolidated financial statements and notes to the number of shares outstanding, per share amounts and stock option data of the Company’s common stock have been retroactively adjusted to reflect the effect of this stock split in 2004.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents.  As of December 31, 2005, the Company had $13,600 thousand of cash equivalents, consisting of US dollar denominated time deposits with an original maturity of two months, which had been pledged as collateral for short-term debt, and are recorded as restricted cash equivalents in the accompanying consolidated balance sheets.  As of December 31, 2006, the Company had $89,500 thousand of cash equivalents, consisting of US dollar denominated time deposits with an original maturity of less than three months.

(e) Marketable Securities

As of December 31, 2005 and 2006, all of the Company’s investments in debt and marketable equity securities are classified as available-for-sale securities and are reported at fair value with changes in fair value, net of related taxes, excluded from earnings and reported in other comprehensive income. Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

Declines in market value are charged against earnings at the time that a decline has been determined to be other than temporary, which is based primarily on the financial condition of the issuer and the extent and length of time of the decline.

The cost of the securities sold is computed based on the moving average cost of each security held at the time of sale.

See accompanying notes to consolidated financial statements.         52

(f) Inventories

Inventories primarily consist of raw materials, work-in-process and finished goods awaiting final assembly and test, and are stated at the lower of cost or market value. Cost is determined using the weighted-average method.  For work-in-process and manufactured inventories, cost consists of the cost of raw materials (primarily fabricated wafer and processed tape), direct labor and an appropriate proportion of production overheads.  The Company also writes down excess and obsolete inventory to its estimated market value based upon estimations about future demand and market conditions.  If actual market conditions are less favorable than those projected by management, additional future inventory write-down may be required that could adversely affect the Company’s operating results. Once written down, inventories are carried at this lower amount until sold or scrapped.  If actual market conditions are more favorable, the Company may have higher operating income when such products are sold.  Sales to date of such products have not had a significant impact on the Company’s operating income.

(g) Investments in Non-Marketable Securities

Non-marketable equity securities in which the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee are stated at cost.  Dividends, if any, are recognized into earnings when received.

An impairment of an investment in non-marketable securities that is deemed to be other-than-temporary results in a reduction in its carrying amount to its estimated fair value.  The resulting impairment loss is charged to earnings at that time.  To determine whether an impairment is other-than-temporary, the Company primarily considers the financial condition of the investee, reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to period end and forecasted performance of the investee.

(h) Property, Plant, and Equipment

Property, plant, and equipment consists primarily of land purchased in August 2005 as the construction site of the Company’s new headquarters which was completed in November 2006, and machinery and equipment used in the design and development of products, and is stated at cost.  Depreciation on building and machinery and equipment commences when the asset is ready for its intended use and is calculated on the straight-line method over the estimated useful lives of the assets which range as follows: building, 25 years, machinery and equipment, generally three to six years.  Leasehold improvements are amortized on a straight line basis over the shorter of the lease term or the estimated useful life of the asset.  Software is amortized on a straight line basis over estimated useful lives ranging from two to four years.

(i) Intangible Assets

The Company’s acquired technology is recorded at acquisition cost and amortized over its estimated useful life of five years on a straight-line basis.

(j) Derivative Financial Instruments

All derivative financial instruments are recognized as either assets or liabilities and are reported at fair value at each balance sheet date.  As none of the derivative financial instruments qualify for hedge accounting, changes in the fair value of derivative financial instruments are recognized in earnings and are included in other income (expense) in the accompanying consolidated statements of income.

(k) Impairment of Long-Lived Assets

The Company’s long-lived assets, which consist of property, plant, and equipment and intangible assets are reviewed for

See accompanying notes to consolidated financial statements.         53

impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated.  If the carrying amount of an asset exceeds such estimated cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its estimated fair value. The Company generally determines fair value based on the estimated discounted future cash flows expected to be generated by the asset.

(l) Revenue Recognition

The Company recognizes revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection is reasonably assured.  The Company uses a binding purchase order as evidence of an arrangement.  The Company considers delivery to occur upon shipment provided title and risk of loss has passed to the customer based on the shipping terms, which is generally when the product is shipped to the customer from the Company’s facilities or the outsourced assembly and testing house.  In some cases, title and risk of loss does not pass to the customer when the product is received by them.  In these cases, the Company recognizes revenue at the time when title and risk of loss is transferred, assuming all other revenue recognition criteria have been satisfied.  These cases include several inventory locations where the Company manages inventory for its customers, some of which inventory is at customer facilities.  In such cases, revenue is not recognized when products are received at these locations; rather, revenue is recognized when customers take the inventory from the location for their use.

The Company records a reduction to revenue and accounts receivable by establishing a sales discount and return allowance for estimated sales discounts and product returns at the time revenue is recognized based primarily on historical discount and return rates.  However, if sales discount and product returns for a particular fiscal period exceed historical rates, the Company may determine that additional sales discount and return allowances are required to properly reflect the Company’s estimated remaining exposure for sales discounts and product returns.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of income.

(m) Product Warranty

Under the Company’s standard terms and conditions of sale, products sold are subject to a limited product quality warranty.  The standard limited warranty period is 60 days.  The Company may receive warranty claims outside the scope of the standard terms and conditions.  The Company provides for the estimated cost of product warranties at the time revenue is recognized based primarily on historical experience and any specifically identified quality issues.

(n) Research and Development and Advertising Costs

The Company’s research and development and advertising expenditures are charged to expense as incurred.  Advertising expenses for the years ended December 31, 2004, 2005 and 2006, were $78 thousand, $29 thousand and $27 thousand, respectively.

The Company recognizes government grants to fund research and development expenditures as a reduction of research and development expense in the accompanying consolidated statements of income based on the percentage of actual qualifying expenditures incurred to date to the most recent estimate of total expenditures which they are intended to compensate.

(o) Employee Retirement Plan

The Company has established an employee noncontributory defined benefit retirement plan (the “Defined Benefit Plan”) covering full-time employees in the ROC.

The Company records annual amounts relating to its pension and postretirement plans based on calculations that incorporate various actuarial and other assumptions including, discount rates, mortality, assumed rates of return, compensation increases, and turnover rates.  The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates when it is appropriate to do so.  The effect of modifications to those assumptions is recorded in accumulated other comprehensive income beginning from the end of 2006 and amortized to net periodic cost over future periods using the corridor method.  The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.

On December 31, 2006, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, or SFAS No. 158.  SFAS No. 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. SFAS No. 158 also eliminates the requirement for Additional Minimum Pension Liability required under SFAS No. 87.  This statement does not change the existing criteria for measurement of periodic benefit costs, plan assets or benefit obligations.

The funded status reported on the balance sheet as of December 31, 2006 under SFAS No.  158 was measured as the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis.  The incremental effect of the initial adoption of SFAS No. 158 at December 31, 2006 was a reduction of accumulated other comprehensive income of $331 thousand, which was applied as follows:

	Before application of SFAS No. 158	SFAS No. 158 Adjustments	After application of SFAS No. 158
Refundable deposits and prepaid pension costs	$811	(242)	569
Deferred income taxes-noncurrent	11,307	98	11,405
Total assets	518,938	(144)	518,794
Accrued pension liabilities	-	192	192
Minority interest	1,401	(5)	1,396
Accumulated other comprehensive income (loss), net of tax	56	(331)	(275)
Total stockholders’ equity	364,258	(331)	363,927
Total stockholders’ equity and liabilities	518,938	(144)	518,794

The recognition provisions of SFAS No. 158 had no effect on the statements of income for the periods presented.  The adoption of SFAS No. 158 did not impact the Company’s compliance with debt covenants or its cash position.

The Company has adopted a defined contribution plan covering full-time employees in the ROC (the “Defined Contribution Plan”) beginning July 1, 2005 pursuant to ROC Labor Pension Act.  Pension cost for a period is determined based on the contribution called for in that period.  Substantially all participants in the Defined Benefit Plan have been provided the option of continuing to participate in the Defined Benefit Plan, or to participate in the Defined Contribution Plan on a prospective basis from July 1, 2005.  Accumulated benefits attributed to participants that elect to change plans are not impacted by their election.

(p) IIncome Taxes

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  A valuation allowance is recorded for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(q) Foreign Currency Translation

The reporting currency of the Company is the United States dollar. The functional currency for the Company’s majority operations is the United States dollar.  Accordingly, the assets and liabilities of subsidiaries whose functional currency is other than the United States dollar are included in the consolidation by translating the assets and liabilities into the reporting currency (the United States dollar) at the exchange rates applicable at the end of the reporting period.  Equity accounts are translated at historical rates.  The statements of income and cash flows are translated at the average exchange rates during the year.  Translation gains or losses are accumulated as a separate component of stockholders’ equity in accumulated other comprehensive income (loss).  Foreign currency denominated monetary assets and liabilities are remeasured into functional currency at end-of-period exchange rates. Non-monetary assets and liabilities, including inventories, prepaid expenses and other current assets, property and equipment, other assets and equity, are remeasured at historical exchange rates. Revenue and expenses are remeasured at average exchange rates in effect during each period. Gains or losses from foreign currency remeasurement are included in other income (loss) in the accompanying consolidated statements of income.

(r) Earnings Per Share

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and diluted ordinary equivalent shares outstanding during the period.  Ordinary equivalent shares consist of nonvested shares and unvested treasury stock issued to employees that are contingently returnable until lapse of the requisite service period and ordinary shares that are contingently issuable upon the vesting of unvested restricted share units (RSUs) granted to employees and independent directors.

Basic and diluted earnings per ordinary share have been calculated as follows:

	Year December 31,
	2004	2005	2006

Net income (in thousands)	$36,000	61,558	75,190
Denominator for basic earnings per share:
Weighted average number of ordinary shares outstanding (in thousands)	169,320	176,105	192,475
Basic earnings per share	$0.21	0.35	0.39

Contingently returnable nonvested shares and unvested treasury stock issued to employees and contingently issuable ordinary shares underlying the unvested RSUs granted to employees and independent directors are included in the calculation of diluted earnings per share based on treasury stock method.  In 2006, the unvested 590,401 RSUs which will vest during 2007 and 2008 were excluded from the diluted earnings per share computation as their effect would be anti-dilutive.

	Year December 31,
	2004	2005	2006

Net income (in thousands)	$36,000	61,558	75,190
Denominator for diluted earnings per share:
Weighted average number of ordinary shares outstanding (in thousands)	169,320	176,105	192,475
Nonvested ordinary shares and RSUs (in thousands)	3,978	4,554	2,615
	173,298	180,659	195,090
Diluted earnings per share	$0.21	0.34	0.39

(s) Share-Based Compensation

The Company has applied SFAS No.123 (revised 2004), Share-Based Payment, from its incorporation in June 2001 for its share-based compensation plan. The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued. The cost of employee services is equal to the grant-date fair value of shares issued to employees and is recognized in earnings over the service period. Compensation cost also considers the number of awards management believes will eventually vest. As a result, compensation cost is reduced by the estimated forfeitures. The estimate is adjusted each period to reflect the current estimate of forfeitures, and finally, the actual number of awards that vest.

 (t) Sale of Newly Issued Subsidiary Shares

A gain resulting from the issuance of shares by a subsidiary to a third-party that reduces the Company’s percentage ownership (“dilution gain”) is recognized as additional paid in capital in the Company’s consolidated statements of stockholders' equity. For the year ended December 31, 2004, the Company recognized a dilution gain of $112 thousand resulting from the issuance to third parties of new shares (representing a 5.39 % interest) by Himax Display, Inc. (“Himax Display”, a consolidated subsidiary) for cash proceeds of $803 thousand.  For the year ended December 31, 2005, the Company recognized a dilution gain of $170 thousand and $52 thousand, respectively, resulting from the issuance to third parties of new shares (representing a 20.73 % interest) and the issuance to employees of nonvested shares (representing a 6.60% interest) by Himax Analogic Inc. (a consolidated subsidiary, formerly known as Amazion Electronics, Inc,) for cash proceeds of $866 thousand and for employees’ future service with a fair value of $392 thousand, respectively. For the year ended December 31, 2006, the Company recognized a dilution gain of $178 thousand, resulting from the issuance to third parties of new shares (representing a 2.34 % interest) by Himax Display for cash proceeds of $676 thousand.

(u) Recently Issued Accounting Pronouncements

In September 2005, the Emerging Issues Task Force (EITF) issued EITF Issue No. 04-13 Accounting for Purchases and Sales of Inventory with the Same Counterparty (EITF 04-13). EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. The application of EITF 04-13 is not expected to have a significant impact on the Company's financial statements.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement, or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007 (January 1,

2008 for the Company) and is to be applied prospectively. Management is currently evaluating the impact and disclosures of this standard, but does not expect SFAS No. 157 will have a material impact on the Company’s consolidated results of operations or financial condition.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1, Accounting for Planned Major Maintenance Activities.  This guidance prohibits the use of the accrue-in-advance method of accounting for planned major activities because an obligation has not occurred and therefore a liability should not be recognized. The provisions of this guidance will be effective for reporting periods beginning after December 15, 2006. The provisions of the Staff Position are consistent with the Company’s current policies and management does not anticipate that the adoption of the provisions of this guidance will have a material impact on its results of operations and financial position.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return.  FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure.  The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The initial adoption of the provisions of FIN 48 will not have any impact (unaudited) on the Company's results of operations and financial position.

In September 2006, the FASB issued SFAS Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an Amendment of FASB Statements No. 87, 88, 106, and 132 (R), or SFAS No. 158.  As described in Note 2 (o), effective December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 also requires plan assets and benefit obligations be measured as of the date of its fiscal year-end statement of financial position with limited exceptions. The measurement provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2008, and will not be applied retrospectively. The measurement provisions of SFAS No.158 are consistent with the Company's currency policies and management does not anticipate that the adoption of the measurement provisions of SFAS No. 158 will have an impact on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB No. 108”), Consideration the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB No. 108. SAB No. 108 The intent of SAB No. 108 is to reduce diversity in practice for the method companies use to quantify financial statement misstatements, including the effect of prior year uncorrected errors. SAB No. 108 established an approach that requires quantification of financial statement errors using both an income statement and a cumulative balance sheet approach. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 for the year ended December 31, 2006, did not have any impact on the Company’s consolidated financial statements.

Note 3. Marketable Securities

Following is a summary of marketable securities as of December 31, 2005 and 2006:

	December 31, 2005
	Amortized	Gross Unrealized	Gross Unrealized	Market
	Cost	Gains	Losses	Value
	(in thousands)
Time deposit with original maturities more than three months	$152	-	-	152
Open-ended bond fund	3,804	33	-	3,837
Total	$3,956	33	-	3,989

	December 31, 2006
	Amortized	Gross Unrealized	Gross Unrealized	Market
	Cost	Gains	Losses	Value
	(in thousands)
Time deposit with original maturities more than three months	$522	-	-	522
Open-ended bond fund	8,277	29	-	8,306
Total	$8,799	29	-	8,828

The Company’s portfolio of available for sale marketable securities by contractual maturity as of December 31, 2005 and 2006 is due in one year or less.

Information on sales of available for sale marketable securities for the years ended December 31, 2004, 2005 and 2006 is summarized below.

Period	Proceeds from sales	Gross realized gains	Gross realized losses
	(in thousands)
Year ended December 31, 2004	$66,312	401	-
Year ended December 31, 2005	$42,028	105	-
Year ended December 31, 2006	$27,128	60	-

At December 31, 2005 and 2006, the Company had $453 thousand and $108 thousand, respectively, of restricted marketable securities, consisting of time deposits with an original maturity of more than three months, which had been pledged as collateral for long-term debt or custom duty.

Note 4. Allowance for Doubtful Accounts, Sales Returns and Discounts

The activity in the allowance for doubtful accounts, sales returns and discounts for the years ended December 31, 2004, 2005 and 2006 follows:

Period	Balance at beginning of year	Addition	Amounts utilized	Balance at end of year
	(in thousands)
For the year ended December 31, 2004	$28	1,022	(810)	240
For the year ended December 31, 2005	$240	398	(457)	181
For the year ended December 31, 2006	$181	2,843	(2,156)	868

Note 5. Inventories

As of December 31, 2005 and 2006, inventories consisted of the following:

	December 31,
	2005	2006
	(in thousands)
Merchandise	$38	6
Finished goods	32,192	44,194
Work in process	51,769	40,039
Raw materials	20,877	17,048
Supplies	128	54
	$105,004	101,341

Note 6. Prepaid Expenses and Other Current Assets

	December 31,
	2005	2006
	(in thousands)
Refundable business tax	$7,953	5,994
Prepaid rental, software maintenance fee and others	2,910	4,330
Fair value of foreign currency forward contract	250	-
	$11,113	10,324

Note 7. Intangible Assets

The amount assigned to intangible assets acquired in the acquisition of Integrated Microdisplays Limited on October 3, 2006 was $358 thousand which includes two registered patents and were amortized over a 5-year useful life.

The gross carrying amount of the Company’s acquired technologies was $140 thousand and $497 thousand at December 31, 2005 and 2006, respectively.  The related accumulated amortization was $59 thousand and $104 thousand at December 31, 2005 and 2006, respectively.

Amortization expense for the years ended December 31, 2004, 2005 and 2006, was $28 thousand, $28 thousand and $45 thousand, respectively. Future amortization expense for the net carrying amount of these intangible assets at December 31, 2006 is estimated also to be $99 thousand in 2007, $97 thousand in 2008, $72 thousand in 2009 and 2010, and $53 thousand in 2011.

Note 8. Property, Plant, and Equipment

	December 31,
	2005	2006
	(in thousands)
Land	$10,160	10,154
Building	-	12,967
Machinery	6,184	6,744
Research and development equipment	5,464	8,611
Software	3,590	5,149
Office furniture and equipment	1,534	2,478
Others	3,474	4,150
	30,406	50,253
Accumulated depreciation and amortization	(7,566)	(12,742)
Prepayment for purchases of equipment and software	798	1,384
Construction of buildings in progress	788	-
	$24,426	38,895

Depreciation and amortization of these assets for 2004, 2005 and 2006, was $2,733 thousand, $3,585 thousand and $5,176 thousand, respectively.

Note 9. Investments in Non-marketable Securities

Following is a summary of such investments as of December 31, 2005 and 2006:

	December 31,
	2005	2006
	(in thousands)
TopSun Optronics, Inc.	$-	817
Jemitek Electronic Corp.	313	-
LightMaster Systems, Inc.	1,500	-
	$1,813	817

In 2005, the Company considered its investment in equity of Integrated Microdisplays Limited to be other than temporarily impaired due to a significant operating deficit.  The carrying amount of $129 thousand was fully written off with an impairment loss recognized in other non-operating loss in the accompanying consolidated statements of income.

In 2006, the Company considered its investment in equity of LightMaster Systems, Inc. to be other than temporarily impaired due to the bankruptcy case concerning LightMaster Systems, Inc. filed in July 2006.  The carrying amount of $1,500 thousand was fully written off with an impairment loss recognized in other non-operating loss in the accompanying consolidated statements of income.

As of December 31, 2006, it was not practicable for the Company to estimate the fair value of its investment in equity of TopSun Optronics, Inc. However, there are no identified events or changes in circumstance that may have significant adverse effects on the recoverability of the carrying value of the investment.

Note 10. Other Accrued Expenses and Other Current Liabilities

	December 31,
	2005	2006
	(in thousands)
Accrued payroll and related expenses	$2,855	3,441
Accrued commission	2,534	1,836
Accrued warranty costs	545	630
Accrued mask and mold fees	3,039	3,282
Payable for purchases of equipment	2,471	4,317
Accrued insurance, welfare expenses, etc.	2,551	7,700
	$13,995	21,206

The movement in accrued warranty costs for the years ended December 31, 2004, 2005 and 2006, is as follows:

Period	Balance at beginning of year	Addition	Amounts utilized	Balance at end of year
	(in thousands)
Year ended December 31, 2004	$-	960	(453)	507
Year ended December 31, 2005	$507	1,415	(1,377)	545
Year ended December 31, 2006	$545	2,101	(2,016)	630

Note 11. Short-term Debt

Short-term debt borrowed in 2005 are bank loans used to finance the payment of a special cash dividend that the Company distributed to its shareholders of record as of November 2, 2005 and to support the working capital requirements for general corporate purposes.

As of December 31, 2005, short-term debt consisted of a $13,600 thousand loan, denominated in US dollars, and which has a maturity date that had been extended to May 2, 2006.  The remaining balance of short-term debt of approximately $13,674 thousand, is comprised of three separate loans in the amounts of NT$250,000 thousand ($7,596 thousand), NT$40,000 thousand ($1,216 thousand) and NT$160,000 thousand ($4,862 thousand), all of which are denominated in New Taiwan dollars and which have maturity dates that have been extended to March 26, 2006, March 26, 2006 and March 27, 2006, respectively.  All short term debts had been fully paid off during 2006.

As of December 31, 2005 and 2006, unused credit lines amounted to $26,727 thousand and $42,557 thousand, respectively.

Interest rates per annum on short-term debt outstanding as of December 31, 2005 ranged from 1.70% to 4.61%.  Cash equivalents in the form of time deposits of $13,600 thousand are held as collateral for certain short-term debt at December 31, 2005.

Note 12. Government Grant and Long-term Debt

The Company entered into several contracts with Industrial Development Bureau of Ministry of Economic Affairs (IDB of MOEA), Department of Industrial Technology of Ministry of Economic Affairs (DOIT of MOEA) and the Administrative Bureau of Science-Based Industrial Park (SBIP) during 2003, 2004 and 2005 for the development of certain new leading products or technologies. Details of these contracts are summarized below:

Authority	Total Grant	Execution Period	Product Description
(in thousands)
IDB of MOEA	NT$22,700 (US$654)	September 2003 to February 2005	Mobile phone TFT driver IC
SBIP	3,800 (US$112)	October 2004 to July 2005	Application of LCOS
DOIT of MOEA	19,500 (US$610)	December 2004 to November 2005	Multimedia high definition TV SOC
DOIT of MOEA	7,000 (US$214)	September 2005 to December 2006	Mobile phone TFT single chip SOC

Government grants recognized by the Company as a reduction of research and development expense in the accompanying consolidated statements of income in 2004, 2005 and 2006 were $556 thousand, $381 thousand and $466 thousand, respectively.

In 2002, IDB of MOEA provided an interest free loan of $355 thousand to the Company.  The loan is repaid in eight equal installments starting from July1, 2004 and had been fully paid off during 2006.  The Company is required to pay a return fee equal to 2% of the sales of certain developed products with a ceiling of 30% of the interest free loan within three years commencing from the sales of the project product.  In 2004, a return fee of $0.45 thousand was accrued and recognized as a reduction of sales in the accompanying consolidated statements of income. No return fee occurred in 2005 and 2006.

As of December 31, 2005, time deposits pledged to bank for repayment guarantee of the above-mentioned interest free loan amounted to $361 thousand.  The restricted time deposits have been released during 2006.

Note 13. Retirement Plan

The Company has established the Defined Benefit Plan covering full-time employees in the ROC.  In accordance with the Defined Benefit Plan, employees are eligible for retirement or are required to retire after meeting certain age or service requirements.  Retirement benefits are based on years of service and the average salary for the six-month period before the employee’s retirement.  Each employee earns two months of salary for each of the first fifteen years of service, and one month of salary for each year of service thereafter.  The maximum retirement benefit is 45 months of salary.  Retirement benefits are paid to eligible participants on a lump-sum basis upon retirement.

Defined Benefit Plan assets consist entirely of a Pension Fund (the “Fund”) denominated solely in cash, as mandated by ROC Labor Standard Law.  The Company contributes an amount equal to 2% of wages and salaries paid every month to the Fund (required by law).  The Fund is administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name in the Central Trust of China.

As discussed in note 2(o), effective December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158.  SFAS No. 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability on its balance sheet.  Actuarial gains and losses are generally amortized subject to the corridor, over the average remaining service life of the Company’s active employee.

Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, the Company is required to make a monthly contribution for full-time employees in the ROC that elected to participate in the Defined Contribution Plan at a rate no less than 6% of the employee’s monthly wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor

Insurance. Expense recognized in 2005 and 2006, based on the contribution called for was $356 thousand and $883 thousand, respectively.

Substantially all participants in the Defined Benefits Plan had elected to participate in the Defined Contribution Plan.  The transfer of participants to the Defined Contribution Plan did not have a material effect on the Company’s financial position or results of operations.  Participants’ accumulated benefits under the Defined Benefit Plan are not impacted by their election to change the plans and their seniority remains regulated by ROC Labor Standard Law, such as the retirement criteria and the amount payable.  The Company is required to make contribution for the Defined Benefit Plan until it is fully funded.  Pursuant to relevant regulatory requirements, the Company expects to make a cash contribution of $310 thousand to its pension fund maintained with the Central Trust of China and $1,048 thousand to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance in 2007.

The Company uses a measurement date of December 31, for the Defined Benefit Plan.  The changes in projected benefit obligation, plan assets and details of the funded status of the Plan are as follows:
	December 31,
	2005	2006
	(in thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of year	$414	622
Service cost	150	9
Interest cost	13	22
Actuarial loss	45	232
Benefit obligation at end of year	622	885
Change in plan assets:
Fair value at beginning of year	215	414
Actual return on plan assets	4	12
Employer contribution	195	286
Fair value at end of year	414	712
Funded status	$(208)	(173)
Unrecognized net actuarial loss	$206	-
Amounts recognized in the balance sheet consist of:
Prepaid pension costs	$12	19
Accrued pension liabilities	(14)	(192)
Net amount recognized	$(2)	(173)

Amounts recognized in accumulated other comprehensive income was net actuarial loss of $331 thousand as of December 31, 2006.

The accumulated benefit obligation for the Defined Benefit Plan was $288 thousand and $379 thousand at December 31, 2005 and 2006, respectively.  As of December 31, 2005 and 2006, no employee was eligible for retirement or was required to retire.

For the years ended December 31, 2004, 2005 and 2006, the net periodic pension cost consisted of the following:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
Service cost	$170	150	9
Interest cost	5	13	22
Expected return on plan assets	(3)	(6)	(18)
Net amortization and deferral	6	6	6
Net periodic pension cost	$178	163	19

The net actuarial loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 is $34 thousand.

At December 31, 2005 and 2006, the weighted-average assumptions used in computing the benefit obligation are as follows:

	December 31,
	2005		2006
	Himax Taiwan	Himax Display & Himax Analogic	Himax Taiwan, Himax Display & Himax Analogic

Discount rate	3.50%	3.50%	2.75%
Rate of increase in compensation levels	4.00%	3.00%	4.00%

For the years ended December 31, 2004, 2005 and 2006, the weighted average assumptions used in computing net periodic benefit cost are as follows:

	Year Ended December 31,
	2004		2005		2006
	Himax Taiwan	Himax Display & Himax Analogic	Himax Taiwan	Himax Display & Himax Analogic	Himax Taiwan, Himax Display & Himax Analogic

Discount rate	2.50%	3.00%	3.50%	3.50%	2.75%
Rate of increase in compensation levels	4.00%	1.00%	4.00%	3.00%	4.00%
Expected long-term rate of return on pension assets	2.50%	3.00%	3.50%	3.50%	2.75%

The Company determines the expected long-term rate of return on plan assets based on the yields of twenty year ROC central government bonds and the historical long-term rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

Benefits payments to be paid during the next ten years are estimated as follows:

Amount
(in thousands)
2007	$-
2008	-
2009	-
2010	-
2011	-
2012 ~ 2016	114

Note 14. Share-Based Compensation

The amount of share-based compensation expenses included in applicable costs of sales and expense categories is summarized as follows:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
Cost of revenues	$291	188	275
Research and development	4,288	6,336	11,806
General and administrative	721	848	1,444
Sales and marketing	537	1,241	1,625
	$5,837	8,613	15,150

(a)	Employee Annual Bonus Plan

In June 2005, Himax Taiwan discontinued the employee stock bonus program with effect from December 31, 2004. Due to a history of paying bonus based on annual operating results, the Company’s employees have developed an expectation of receiving a bonus of some form.  In order to meet such expectation and to retain and motivate employees, management communicated to all employees that they would receive a competitive bonus for services rendered beginning in 2004 and up to the effectiveness of a long-term incentive plan which was expected to be adopted after the completion of the share exchange referred to in Note 1 and approval of the Company’s shareholders.

Based on a compensation package analysis with the Company’s primary domestic competitors, an annual bonus on top of the cash compensation was accrued.  The revised bonus plan allows the bonus to be paid in cash or shares.  If a cash payment is not made, the shares given will have the same value as the cash award. Employee compensation expense of $4,141 thousand was accrued in 2004 relating to such bonus plan.

In order to settle the above mentioned accrued bonus payable, on December 27, 2005, pursuant to the authorization of the Company’s shareholders and the delegation of the Company’s board of directors, the Company’s compensation committee approved a grant of 990,220 RSUs to employees for their service provided in 2004 and the ten months ended October 31, 2005.  All RSUs granted to employees as a bonus vested immediately on the grant date.

The amount of compensation expense from the annual bonus plan was determined based on the estimated fair value of the ordinary shares underlying the RSUs granted on the date of grant, which was $8.62 per share.

The allocation of compensation expenses from the annual bonus plan is summarized as follows:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
Cost of revenues	$220	98	-
Research and development	3,045	3,215	-
General and administrative	540	454	-
Sales and marketing	336	628	-
	$4,141	4,395	-

(b)	Long-term Incentive Plan

On October 25, 2005, the Company’s shareholders approved a long-term incentive plan.  The plan permits the grants of options or RSUs to the Company’s employees, directors and service providers where each unit of RSU represents one ordinary share of the Company.

On December 27, 2005, the Company’s compensation committee made grants of 1,297,564 RSUs and 20,000 RSUs to its employees and independent directors, respectively.  The vesting schedule for the RSUs granted to employees is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% will vest on each of September 30, 2006, 2007 and 2008, subject to certain forfeiture events.  The vesting schedule for the RSUs granted to independent directors is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% will vest on each of June 30, 2006, 2007 and 2008, subject to certain forfeiture events.

On September 29, 2006, the Company’s compensation committee made grants of 3,798,808 RSUs to its employees.  The vesting schedule for the RSUs is as follows: 47.29% of the RSUs grant vested immediately on the grant date and a subsequent  17.57% will vest on each of September 30, 2007, 2008 and 2009, subject to certain forfeiture events.

The amount of compensation expense from the long-term incentive plan was determined based on the estimated fair value and the market price of the ordinary shares underlying the RSUs granted on the date of grant, which was $8.62 per share and $5.71 per share on December 27, 2005 and September 29, 2006, respectively.

Management is primarily responsible for estimating the fair value of the Company’s ordinary shares underlying the RSUs granted on December 30, 2005.  When estimating fair value for such share prior to the Company’s IPO, management considers a number of factors, including contemporaneous valuations from an independent third-party appraiser.  The share valuation methodologies used include the discounted cash flow approach and the market value approach where a different weight to each of the approaches is assigned to estimate the value of the Company when the RSUs were granted.  The discounted cash flow approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts.  The market value approach incorporates certain assumptions including the market performance of comparable companies as well as the Company’s financial results and business plan.  These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in Taiwan; the Company’s ability to retain competent management, key personnel and technical staff to support its ongoing operations; and no material deviation in industry trends and market conditions from economic forecasts.

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of Underlying Shares for RSUs	Weighted Average Grant Date Fair Value
Balance at January 1, 2005	-	$-
Granted	1,317,564	8.62
Vested	(329,395)	8.62
Balance at December 31, 2005	988,169	8.62
Granted	3,798,808	5.71
Vested	(2,106,669)	6.14
Forfeited	(172,165)	7.19
Balance at December 31, 2006	2,508,143	6.39

As of December 31, 2006, the total compensation cost related to the unvested RSUs not yet recognized was $13,745 thousand.  The weighted-average period over which it is expected to be recognized is 2.25 years.

The allocation of compensation expenses from the RSUs granted to employees and independent directors under the long-term incentive plan is summarized as follows:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

Cost of revenues	$-	62	264
Research and development	-	2,080	11,263
General and administrative	-	262	1,392
Sales and marketing	-	436	1,554
	$-	2,840	14,473

(c)	Nonvested Shares Issued to Employees

In June 2001, November 2001 and January 2002, Himax Taiwan granted nonvested shares of common stock to certain employees for their future service.  The shares will vest five years after the grant date.  If employees leave Himax Taiwan before completing the five year service period, they must sell these shares back to Himax Taiwan at NT$1.00 (US$0.03) per share.

Because the shares had not vested, the capital increase recorded when the shares were issued was fully offset by an equal amount of deferred compensation expense. Compensation expense is recognized on a straight-line basis over the five-year service period with a corresponding reduction of deferred compensation expense, resulting in a net increase in equity.  The Company recognized compensation expenses of $130 thousand, $92 thousand and $70 thousand in 2004, 2005 and 2006, respectively.  Such compensation expense was recorded as research and development expenses in the accompanying consolidated statements of income since the employees who received such nonvested shares were assigned to the research and development department.  The fair value of shares on grant date was estimated based on the then most recent price of new shares issued to unrelated third parties, which was NT$4.02 (US$0.116) per share.

Nonvested share activity during the periods indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2004	3,680,864	$0.116
Forfeited	(484,979)	0.116
Balance at December 31, 2004	3,195,885	0.116
Forfeited	(2,487)	0.116
Balance at December 31, 2005	3,193,398	0.116
Vested	(3,193,398)	0.116
Balance at December 31, 2006	-	-

The forfeiture of nonvested shares issued to employees is based on the original number of shares granted, not including the shares issued pursuant to subsequent stock splits or dividends.

As of December 31, 2006, the total compensation cost related to the actual number of nonvested shares that vest has been fully recognized.

In September 2005, Himax Analogic Inc. (a consolidated subsidiary) granted nonvested shares of its common stock to certain employees for their future service.  The shares will vest four years after the grant date.  If employees leave Himax Analogic Inc. before completing the four year service period, they must sell these shares back to Himax Analogic Inc. at NT$1.00 (US$0.03) per share. The Company recognized compensation expenses of $33 thousand and $59 thousand in 2005 and 2006, respectively.  Such compensation expense was recorded as research and development expenses in the accompanying consolidated statements of income with a corresponding increase to minority interest in the accompanying consolidated balance sheets.  The fair value of shares on grant date was estimated based on the then most recent price of new shares issued to unrelated third parties, which was NT$10 (US$0.319) per share.

Nonvested share activity of this award during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Balance at January 1, 2005	-	$-
Granted	1,250,000	0.319
Forfeited	(445,000)	0.319
Balance at December 31, 2005	805,000	0.319
Forfeited	(36,000)	0.319
Balance at December 31, 2006	769,000	0.319

As of December 31, 2006, the total compensation cost related to this award not yet recognized was $182 thousand.  The weighted-average period over which it is expected to be recognized is 2.54years.

(d)	Treasury Stock Issued to Employees

In 2002 and 2003, treasury shares were issued to employees with a three year vesting period.  The excess of the fair value of these common shares over any amount that an employee paid for treasury stock is recorded as deferred compensation expense which is reflected as an offset to equity upon issuance of the treasury shares.  Deferred compensation expense is amortized to compensation expense on a straight-line basis over the three-year service period with a corresponding increase to equity.

Management is primarily responsible for estimating the fair value of its share.  When estimating fair value, management considered a number of factors, including retrospective valuations from an independent third-party valuer.  The estimated grant date fair value per share in 2002 and 2003 range from NT$15.32 (US$0.459) to NT$19.93 (US$0.577) and NT$20.17 (US$0.583) to NT$52.10 (US$1.538), respectively.

Treasury stock activity during the periods indicated is as follows:

	Number of Shares	Weighted Average of Excess of Grant Date Fair Value over Employee Payment
Balance at January 1, 2004	8,474,948	$0.607
Forfeited	(1,289,280)	0.662
Balance at December 31, 2004	7,185,668	0.597
Vested	(2,706,593)	0.356
Balance at December 31, 2005	4,479,075	0.743
Vested	(4,479,075)	0.743
Balance at December 31, 2006	-	-

The forfeiture of treasury stock issued to employees is based on the original number of shares granted, not including the shares issued pursuant to subsequent stock splits or dividends.

As of December 31, 2006, the total compensation cost related to the actual number of treasury stocks that vest has been fully recognized.

The allocation of compensation expenses from the treasury stock issued to employees is summarized as follows:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

Cost of revenues	$71	28	11
Research and development	1,113	916	414
General and administrative	181	132	52
Sales and marketing	201	177	71
	$1,566	1,253	548

Note 15. Stockholders' Equity

(a)	Share capital

On October 14, 2005, the shareholders of Himax Taiwan exchanged an aggregated of 180,769,264 common shares of Himax Taiwan for an aggregate of 180,769,264 ordinary shares of Himax Technologies, Inc.  Accordingly, as of October 14, 2005, Himax Technologies, Inc. has an authorized share capital of 500,000,000 ordinary shares with par value of US$0.0001 per share, and 180,769,265 ordinary shares issued and outstanding.  There was no change in the amount of total stockholders’ equity as a result of this transaction.

In accordance with a board of director’s resolution on November 2, 2006, the Company authorized a share buyback program.  The program allows the Company to repurchase up to $50 million of the Company’s ADSs for retirement. The Company repurchased 7,885,835 ADSs in 2006.

(b)	Earnings distribution

As a holding company, and prior to the proposed overseas listing, the major asset of the Company is the 100% ownership interest in Himax Taiwan.  Dividends received from the Company’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law.  The ability of the Company’s subsidiaries to pay dividends, repay intercompany loans from the Company or make other distributions to the Company may be restricted by the availability of funds, the terms of various credit arrangements entered into by the Company’s subsidiaries, as well as statutory and other legal restrictions.  The Company’s subsidiaries in Taiwan are generally not permitted to distribute dividends or to make any other distributions to shareholders for any year in which it did not have either earnings or retained earnings (excluding reserve).  In addition, before distributing a dividend to shareholders following the end of a fiscal year, a Taiwan company must recover any past losses, pay all outstanding taxes and set aside 10% of its annual net income (less prior years’ losses and outstanding taxes) as a legal reserve until the accumulated legal reserve equals its paid-in capital, and may set aside a special reserve.

The legal and special reserve provided by Himax Taiwan as of December 31, 2005 and 2006 amounting to $6,680 thousand and $14,178 thousand, respectively.

Note 16. Income Taxes

Substantially all of the Company’s pre-tax income is derived from the operations in the ROC and substantially all of the Company’s income tax expense (benefit) is incurred in the ROC.

An additional 10% corporate income tax will be assessed on undistributed income for the consolidated entities in the ROC, but only to the extent such income is not distributed before the end of the following year.  The 10% surtax is recorded in the period the income is earned, and the reduction in the tax liability is recognized in the period the distribution to shareholders is finalized.  Prior to 2006, the tax effects of temporary differences were initially measured by using the undistributed tax rate of 32.5%.  Commencing from 2006, due to the enacted changes in ROC Income Tax Acts in May 2006 that revised the tax base of the undistributed income surtax from “assessed taxable income, net of current tax” to “net income under ROC generally accepted accounting principles (ROC GAAP) ”, the tax effects of temporary differences between ROC GAAP and tax base are initially measured at the distributed tax rate of 25% and the tax effects of temporary differences between US GAAP and ROC GAAP are initially measured at the revised undistributed tax rate of 31.8%.

In accordance with the ROC Statute for Upgrading Industries, the Company’s capital increase in 2003 related to the manufacturing of newly designed TFT-LCD driver was approved by the government authorities as a newly emerging, important and strategic industry.  The incremental income derived from selling the above new product is tax exempt for a period of five years.  The tax exemption period of the Company‘s effective tax incentive as of December 31, 2006 are as follows:

Date of capital increase	Tax exemption period

September 1, 2003	April 1, 2004 ~ March 31, 2009
October 29, 2003	January 1, 2006 ~December 31, 2010

The aggregate basic and diluted earnings per share effect of such income tax exemption for the years ended December 31, 2004, 2005 and 2006, is a $0.04, $0.05 and $0.08 increase to earnings per share, respectively.

The components of income tax expense (benefit) are summarized as follows:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
Current income tax expense	$3,215	12,294	3,492
Deferred income tax benefit	(4,986)	(3,371)	(8,938)
	$(1,771)	8,923	(5,446)

The differences between expected income tax expense, computed based on the statutory undistributed income tax rate of 32.5%, 32.5% and 31.8% for 2004, 2005 and 2006, respectively, and the actual income tax expense (benefit) as reported in the accompanying consolidated statements of income for the years ended December 31, 2004, 2005 and 2006 are summarized as follows:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
Expected income tax expense	$11,115	22,834	22,103
Tax-exempted income	(6,328)	(9,189)	(16,012)
Effect of difference between tax base of undistributed income surtax with pre-tax income	-	-	1,562
Adjustment for enacted change in tax laws	-	-	1,099
Impairment loss on investment in non-marketable securities	-	-	477
Nontaxable gains on sale of marketable securities	(130)	(38)	(67)
Increase of investment tax credits	(7,586)	(10,647)	(15,216)
Increase in valuation allowance	882	2,421	2,798
Non deductible share-based compensation expenses	1,897	2,799	1,002
Provision for uncertain tax position in connection with share-based compensation expenses	-	124	526
Tax benefit resulting from distribution of prior year’s income	(1,650)	-	(789)
Foreign tax rate differential	41	83	(1,796)
Others	(12)	536	(1,133)
Actual income tax expense (benefit)	$(1,771)	8,923	(5,446)

The adjustment for enacted change in tax laws includes adjustment to deferred tax assets and liabilities and the undistributed income surtax of 2005 related to this change amounting to $686 thousand and $413 thousand, respectively.  The enacted changes in ROC Income Tax Acts in May 2006 affects the determination of the undistributed income surtax commencing from 2005 and related deferred income tax assets and liabilities existed as of the enactment date.  The Company recognized the impact of the change in 2006, the year of enactment of the tax law.

The amount of total income tax expense (benefit) allocated to continuing operations and the amounts separately allocated to other items are summarized as follows:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
Continuing operations	$(1,771)	8,923	(5,446)
Charged directly to equity	-	-	(98)
Other comprehensive income	-	3	3
Total income tax expense (benefit)	$(1,771)	8,926	(5,541)

As of December 31, 2005 and 2006, the components of deferred income tax assets (liabilities) were as follows:

	December 31,
	2005	2006
	(in thousands)
Deferred tax assets:
Inventory	$643	1,497
Unrealized foreign exchange loss	30	-
Capitalized expense for tax purposes	145	85
Accrued compensated absences	37	88
Allowance for sales return, discounts and warranty	236	328
Unused investment tax credits	9,407	19,420
Unused loss carry-forward	1,851	3,094
Defined benefit pension plan	-	98
Investments in non-marketable securities	42	-
Other	51	13
Total gross deferred tax assets	12,442	24,623
Less: valuation allowance	(3,314)	(6,278)
Net deferred tax assets	9,128	18,345
Deferred tax liabilities:
Unrealized foreign exchange gain	5	125
Foreign currency translation adjustments	3	6
Prepaid pension cost	4	65
Total gross deferred tax liabilities	12	196
Net deferred tax assets	$9,116	18,149

The valuation allowance for deferred tax assets as of January 1, 2004, 2005 and 2006 was $11 thousand, $893 thousand and $3,314 thousand, respectively.  The net change in the valuation allowance for the years ended December 31, 2004, 2005 and 2006, was an increase of $882 thousand, $2,421 thousand and $2,964 thousand, respectively. The change in 2006 includes an increase of valuation allowance of $166 thousand which was provided for the deferred tax assets attributable to the acquisition of Integrated Microdisplays Limited in October 2006.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards utilizable.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Subsequent recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 2006, will be allocated as follows:

Income tax benefit that would be reported in the consolidated statement of income	$6,112
Goodwill and other noncurrent intangible assets	166
$6,278

Except for Himax Taiwan, all other subsidiaries of the Company have generated tax losses since inception and are not included in the consolidated tax filing with Himax Taiwan, a valuation allowance of $3,314 thousand and $6,278 thousand as of December 31, 2005 and 2006, respectively, was provided to reduce their deferred tax assets (consisting primarily of operating loss carryforwards and unused investment tax credits) to zero because management believes it is unlikely these tax benefits will be realized. The total tax loss carryforwards for these subsidiaries at December 31, 2006 was $3,094 thousand, which will expire if unused by 2011.  The remaining investment tax credit for these subsidiaries at December 31, 2006 was $3,196 thousand, which will expire if unused by 2009.

According to the Statute for Upgrading Industries, the purchase of machinery for the automation of production, expenditure for research and development and training of professional personnel entitles the Company to tax credits.  This credit may be applied over a period of five years.  The amount of the credit that may be applied in any year except the final year is limited to 50% of the income tax payable for that year.  There is no limitation on the amount of investment tax credit that may be applied up to the amount of the tax actually payable in the final year.

As of December 31, 2006, all of the Company’s remaining investment tax credits of NT$634,268 thousand (US$19,420 thousand), which will expire if unused by 2010.

Himax Taiwan’s income tax returns have been examined and assessed by the ROC tax authorities through 2003.

Pursuant to the Statute of Income Basic Tax Amount (the “IBTA Statute”) pronounced in late 2005, an alternative minimum tax system will be effective commencing from January 1, 2006 in Taiwan.  When a taxpayer’s income tax amount is less than the basic tax amount (“BTA”), the taxpayer would be required to pay the regular income tax and the difference between the BTA and the regular tax.  For enterprise, BTA is determined by regular taxable income plus specific add-back items applied with a tax rate ranges from 10% to 12%.  The add-back items include exempt gain from nonpublic traded security transactions and exempt income under tax holidays, etc.  Currently, the tax rate set by the authority is 10%.  As there are grandfathered treatments for the tax holidays approved from the tax authorities before the IBTA Statute take effect, the effectiveness of the IBTA Statute does not have significant impact to the Company.

Note 17. Derivative Financial Instruments

The Company operates in Taiwan and internationally, giving rise to exposure to changes in foreign currency exchanges rates.  The Company enters into foreign currency forward contracts to reduce such exposure.  None of the Company’s derivatives qualify for hedge accounting pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Accordingly, the derivative instruments are recorded at fair value on the consolidated balance sheets with the change in fair value being reflected immediately in earnings in the consolidated statements of income.

The Company did not hold any derivative financial instruments as of December 31, 2006.  The table below shows the fair value and notional principal of the Company’s derivative financial instruments as of December 31, 2005.  The estimated fair value of the derivative instruments is recorded in other current assets on the accompanying consolidated balance sheet as of December 31, 2005.  The fair value of the derivative financial instruments as of December 31, 2005 is estimated based on quoted market prices from brokers or banks.  Although the following table reflects the notional principal and fair value of amounts of derivative financial instruments, it does not reflect the gains or losses associated with the exposures and transactions that these financial instruments are intended to hedge.  The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures will depend on actual market conditions during the remaining life of the instruments.

As of December 31, 2005, the details of foreign currency exchanges contracts outstanding are summarized as follows:

December 31, 2005
BUY	SELL	Contract amount	Fair Value	Settlement date	Maturity amount
(in thousands)
NTD	USD	$ 12,000	$ 213	January 25, 2006	NT$ 400,348
JPY	USD	$ 10,000	$ 37	January 25, 2006 ~ February 22, 2006	JPY 1,177,925

As of December 31, 2004 and 2005, unrealized gains included in earnings related to the above foreign currency forward contracts were $448 thousand and $250 thousand, respectively.  The realized gains (losses) resulting from foreign currency forward contracts were $677 thousand, $108 thousand and ($611) thousand in 2004, 2005 and 2006, respectively.

Note 18.  Fair Value of Financial Instruments

The fair values of cash, cash equivalents, accounts receivable, short-term debt, current-portion of long-term debt, accounts payable and accrued liabilities approximate their carrying values due to their relatively short maturities. Marketable securities consisting of open-ended bond funds are reported at fair value based on quoted market prices at the reporting date. Marketable securities consisting of time deposits with original maturities more than three months is determined using the discounted present value of expected cash flows. Derivative financial instruments are also reported at fair value based on quoted market prices from brokers or banks.  The fair value of investments in non-marketable securities has not been estimated as there are no identified events or changes in circumstances that may have significant adverse effects on the carrying value of these investments, and it is not practicable to estimate their fair values.

Note 19.  Significant Concentrations

Financial instruments that currently subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities, accounts receivable and derivative financial instruments. The Company places its cash primarily in checking and saving accounts with reputable financial institutions. The Company has not experienced any material losses on deposits of the Company’s cash and cash equivalents. Marketable securities consist of time deposits with original maturities of greater than three months and investments in an open-ended bond fund identified to fund current operations. All marketable securities are classified as available-for-sale.  The Company enters into foreign currency forward contracts to reduce exposure to changes in foreign currency exchanges rates.  The Company entered into such contracts with major international foreign banks or reputable local banks.  The likelihood of default on the part of the banks is considered remote.

The Company derived substantially all of its revenues from sales of display drivers that are incorporated into TFT-LCD panels.  The TFT-LCD panel industry is intensely competitive and is vulnerable to cyclical market conditions and subject to price fluctuations.  The Company expects to be substantially dependent on sales to the TFT-LCD panel industry for the foreseeable future.

The Company depends on two customers for a substantial majority of its revenues and the loss of, or a significant reduction in orders from, either of them would significantly reduce the Company’s revenues and adversely impact the Company’s operating results.  The largest customer (CMO and its affiliates), a related party, accounted for approximately 63.2%, 58.9% and 55.0%, respectively, of the Company’s revenues in 2004, 2005 and 2006.  The second largest (Chunghwa Picture Tubes and its affiliates) accounted for 19.5%, 16.2% and 12.4%, respectively.  Each of these two customers also represented more than 10% of the Company’s accounts receivable balance at December 31, 2005 and 2006.  CMO and its affiliates accounted for approximately 45.5% and 50.3% of the Company’s accounts receivable balance at December 31, 2005 and 2006, respectively.  Chunghwa Picture Tubes and its affiliates accounted for 27.6% and 14.7%, respectively.  Moreover, the Company has at times agreed to extend the payment terms for certain of its customers. Other customers have also requested extension of payment terms, and the Company may grant such requests for extension in the future. As a result, a default by any such customer, a prolonged delay in the payment of accounts receivable, or the extension of payment terms for our customers would adversely affect the Company’s cash flow, liquidity and operating results.  The Company performs ongoing credit evaluations of each customer and adjusts credit policy based upon payment history and the customer’s credit worthiness, as determined by the review of their current credit information. See Notes 20 and 22 for additional information.

The Company focuses on design, development and marketing of its products and outsources all its semiconductor fabrication, assembly and test.  The Company primarily depends on five foundries to manufacture its wafer, and any failure to obtain sufficient foundry capacity or loss of any of the foundries it uses could significantly delay the Company’s ability to ship its products, cause the Company to lose revenues and damage the Company’s customer relationships.  The Company plans to begin using another two foundries on a mass-production scale in 2007 in order to diversify the Company’s foundry sources.

There are a limited number of companies which supply processed tape used to manufacture the Company’s semiconductor products and therefore, from time to time, shortage of such processed tape may occur.  If any of the Company’s suppliers experience difficulties in delivering processed tape used in its products, the Company may not be able to locate alternative sources in a timely manner.  Moreover, if shortages of processed tape were to occur, the Company may incur additional costs or be unable to ship its products to customers in a timely manner, which could harm the Company’s business customer relationships and negatively impact its earnings.

A limited number of third-party assembly and testing houses assemble and test substantially all of the Company’s current products.  As a result, the Company does not directly control its product delivery schedule, assembly and testing costs and quality assurance and control.  If any of these assembly and testing houses experiences capacity constraints or financial difficulties, or suffers any damage to its facilities, or if there is any other disruption of its assembly and testing capacity, the Company may not be able to obtain alternative assembly and testing services in a timely manner.  Because the amount of time the Company usually takes to qualify assembly and testing houses, the Company could experience significant delays in product shipments if it is required to find alternative sources.  Any problems that the Company may encounter with the delivery, quality or cost of its products could damage the Company’s reputation and result in a loss of customers and orders.

Note 20. Related-party Transactions

(a)	Name and relationship

Name of related parties	Relationship
Chi Mei Optoelectronics Corp. (CMO)	Shareholder represented on the Company’s Board of Directors; the Company’s Chairman represented on CMO’s Board of Directors
International Display Technology Ltd. (ID Tech)	Wholly owned subsidiary of CMO
Jemitek Electronic Corp. (JEC)	The Company’s CEO represented on JEC’s Board of Directors
Chi Mei Corporation (CMC)	Major shareholder of CMO
NEXGEN Mediatech Inc. (NEXGEN)	CMC nominated more than half of the seats on NEXGEN’s Board of Directors
Chi Mei Communication System, Inc. (CMCS)	CMC nominated more than half of the seats on CMCS’s Board of Directors
Chi Lin Technology Co., Ltd.(Chi Lin Tech)	CMC nominated more than half of the seats on Chi Lin Tech’s Board of Directors
NingBo Chi Mei Optoelectronics Ltd. (CMO-NingBo)	The subsidiary of CMO
Chi Mei EL Corporation(CMEL)	The subsidiary of CMO
TopSun Optronics, Inc.(TopSun)	Chi Lin Tech nominated more than half of the seats on TopSun’s Board of Directors since September 2006

(b)	Significant transactions with related parties

(i)	Revenues and accounts receivable
Revenues from related parties are summarized as follows:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
CMO	$189,095	317,012	335,797
CMO-NingBo	-	721	73,898
Chi Lin Tech	290	2,841	2,985
TopSun	-	-	1,136
NEXGEN	-	370	805
JEC	599	1,565	9
CMEL	-	-	2
ID Tech	775	275	-
	$190,759	322,784	414,632

A breakdown by product type for sales to CMO is summarized as follows:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
Display driver for large-size applications	$188,526	315,841	334,179
Display driver for consumer electronics applications	41	6	482
Display driver for mobile handsets	-	-	6
Others	528	1,165	1,130
	$189,095	317,012	335,797

The sales prices CMO receives are comparable to those offered to unrelated third parties.

The related accounts receivable resulting from the above sales as of December 31, 2005 and 2006, were as follows:

	December 31,
	2005	2006
	(in thousands)
CMO	$67,392	81,610
CMO-NingBo	721	33,923
TopSun	-	1,158
Chi Lin Tech	1,234	444
NEXGEN	221	117
CMEL	-	2
JEC	120	-
	69,688	117,254
Allowance for sales returns and discounts	(101)	(404)
	$69,587	116,850

The credit terms granted to CMO and its subsidiaries ranged form 60 days to 90 days, and the credit terms granted to other related parties ranged from 30 days to 45 days,.  The credit terms offered to unrelated third parties ranged from 30 days to 120 days.

(ii)	Purchases and accounts payable

Purchases from related parties are summarized as follows:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
CMO	$176	703	82
Chi Lin Tech	-	31	7
CMC	-	9	-
	$176	743	89

The purchases had been full paid as of December 31, 2005 and 2006.

The terms of payment to related parties were approximately 30~60 days after receiving, comparable to that from third parties.

(iii)	Property transactions

In 2005, the Company purchased equipment amounting to $2 thousand from Chi Lin Tech. The purchase had been full paid as of December 31, 2005.

(iv)	Lease

The Company entered into a lease contract with CMO for leasing office space and equipment.  For the years ended December 31, 2004, 2005 and 2006, the related rent and utility expenses resulting from the aforementioned transactions amounted to  $633 thousand, $619 thousand and $759 thousand, respectively, and were recorded as cost of revenue and operating expenses in the accompanying consolidated statements of income.  As of December 31, 2005 and 2006, the related payables resulting from the aforementioned transactions amounted to $55 thousand and $155 thousand, respectively, and were recorded as other accrued expenses in the accompanying consolidated balance sheets.

(v)	Sales agent

The Company entered into sales agent contracts with CMO and CMCS.  For the years ended December 31, 2004 and 2005, the sales commission resulting from such contracts amounted to $48 thousand and $49 thousand, respectively.  The sales commission expenses were recorded as a deduction from revenue in the accompanying consolidated statements of income.  No commission expense occurred under such contracts in 2006.

(vi)	Others

In 2004, 2005 and 2006, the Company purchased consumable and miscellaneous items amounting to $121 thousand, $78 thousand and $159 thousand, respectively, from CMO, CMC, Chi Lin Tech and NEXGEN, which were charged to operating expense.  As of December 31, 2005 and 2006, the related payables resulting from the aforementioned transactions were $19 thousand and $4 thousand, respectively.

In 2004, 2005 and 2006, Chi Lin Tech provided IC bonding service on prototype panels for the Company’s research activities for a fee of $12 thousand, $43 thousand and $128 thousand, respectively, which was charged to research and development expense.  As of December 31, 2006, the related process fee payable resulting from the aforementioned transactions was $38 thousand.

Note 21. Commitments and Contingencies

(a)	As of December 31, 2005 and 2006, amounts of outstanding letters of credit for the purchase machinery and equipment were $25 thousand and $146 thousand, respectively.

(b)
As of December 31, 2005, and 2006 the Company had entered into several contracts for the acquisition of equipment and computer software and the construction of its new headquarters.  Total contract prices amounted to $8,861 thousand and $7,806 thousand, respectively.  As of December 31, 2005 and 2006, the remaining commitments were $8,150 thousand and $2,816 thousand, respectively.

(c)
The Company leases its office and buildings pursuant to operating lease arrangements with unrelated third parties.  The lease arrangement will expire gradually from 2005 to 2009.  As of December 31, 2005 and 2006, deposits paid amounted to $371 thousand and $477 thousand, respectively, and were recorded as refundable deposit in the accompanying consolidated balance sheets.

As of December 31, 2006, future minimum lease payments under noncancelable operating leases are as follows:

Duration	Amount
(in thousands)
January 1, 2007~December 31, 2007	$864
January 1, 2008~December 31, 2008	509
January 1, 2009~December 31, 2009	103
$1,476

Rental expense for operating leases amounted to $981 thousand, $1,305 thousand and $1,763 thousand in 2004, 2005 and 2006, respectively.

(d)
The Company entered into several sales agent agreements commencing from 2003.  Based on these agreements, the Company shall pay commissions at the rates ranging from 0.5% to 5% of the sales to customers in the specific territory or referred by agents as stipulated in these agreements.  Total commissions incurred amounting to $2,604 thousand, $4,478 thousand and $3,788 thousand, respectively, in 2004, 2005 and 2006, respectively.  The sales commission expenses were recorded as a deduction from revenue in the accompanying consolidated statements of income.

(e)
In August of 2004, the Company entered into a license agreement for the use of certain central processing unit cores for product development.  In accordance with the agreement, the Company is required to pay an initial license fee based on the progress of the project development and a royalty based on shipments.  The license fee paid and charged to research and development expense in 2004 and 2006 was $100 thousand and $200 thousand, respectively.  No license fee or royalty occurred in 2005.

In March 2005, the Company entered into a license agreement for the use of USB 2.0 relevant technology for product development.  In accordance with the agreement, the Company is required to pay an initial license fee based on the progress of the project development and a royalty based on shipments.  No license fee or royalty occurred in 2005.    The license fee paid and charged to research and development expense in 2006 was $10 thousand.

(f)
The Company from time to time is subject to claims regarding the proprietary use of certain technologies.  Currently, the Company is not aware of any such claims that it believes could have a material adverse effect on its financial position or results of operations.

(g)
Since Himax Taiwan is not a listed company, it will depend on Himax Technologies, Inc. to meet its equity financing requirements in the future.  Any capital contribution by Himax Technologies, Inc. to Himax Taiwan may require the approval of the relevant ROC authorities.  The Company may not be able to obtain any such approval in the future in a timely manner, or at all.  If Himax Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially and adversely affected.

(h)
The Company has entered into several wafer fabrication or assembly and testing service arrangements with service providers.  The Company may be obligated to make payments for purchase orders entered into pursuant to these arrangements.

(i)
The current corporate structure of the Company was established through a share exchange, which became effective on October 14, 2005, between the Company and the former shareholders of Himax Taiwan.  The ROC Investment Commission (an agency under the administration of the ROC Ministry of Economic Affairs) approved the share exchange on September 7, 2005. In connection with the application seeking approval of the share exchange, the Company made the following undertakings to expand its investment in the ROC, the approval of which was conditional upon the satisfaction of such undertakings: (1) Himax Taiwan must purchase three hectares of land in connection with the construction of its new headquarters in Tainan, Taiwan, (2) Himax Taiwan must increase the number of  employees in the ROC to 430 employees, 475 employees and 520 employees by the end of 2005, 2006 and 2007, respectively, (3) Himax Taiwan must invest no less than NT$800.0 million ($24.4 million), NT$900.0 million ($27.6 million) and NT$1.0 billion ($30.7 million) for research and development in Taiwan in 2005, 2006 and 2007, respectively, which may be satisfied through cash-based compensation paid to research and development personnel but not through non-cash share-based compensation and (4) Himax Taiwan must submit to the ROC Investment Commission its annual financial statements audited by a certified public accountant and other relevant supporting documents in connection with the implementation of the above-mentioned conditions within four months after the end of each of 2005, 2006 and 2007.

If the Company does not satisfy the undertakings set by the ROC Investment Commission in approving the share exchange, the ROC Investment Commission may revoke Himax Taiwan’s right to repatriate profits to the Company and/or its approval of the share exchange, the occurrence of either of which would materially and adversely affect the Company’s business, financial condition and results of operations and decrease the value of the Company’s American depositary shares (ADSs). The material adverse consequences include: (1) difficulty in obtaining approval for additional investments in Himax Taiwan, (2) restrictions on transfer of net proceeds of overseas offerings, (3) limitation on ability to raise capital through the Company and (4) the loss of certain protections under the status as a foreign-invested company under the ROC Statute for Investment by Foreign Nationals, including the protection from expropriation of Himax Taiwan’s assets.

Before distributing a dividend to the Company, Himax Taiwan must recover any accumulated losses in prior years, pay all outstanding taxes and set aside 10% of its annual net income as a legal reserve until the accumulated legal reserve equals Himax Taiwan’s paid-in capital. Refer to Note 15 (b) of the Company’s consolidated financial statements for further details. However, if the Company does not satisfy the undertakings with the ROC Investment Commission, the ROC Investment Commission may deny Himax Taiwan’s right to repatriate dividends to the Company. Himax Taiwan’s ability to make advances or repay intercompany loans with terms of less than one year to the Company will not be restricted as such activities are not subject to the ROC Investment Commission’s approval.

The ROC Investment Commission has the right (at its discretion) to revoke its approval of the share exchange based on the undertakings described above. Prior to the ROC Investment Commission exercising its discretionary right to revoke its approval of the share exchange or Himax Taiwan’s right to repatriate profits to the Company, in practice the Company and Himax Taiwan would be notified and given an opportunity to be heard. There are no promulgated rules or regulations setting forth the factors that the ROC Investment Commission would consider in exercising its discretion. Each case is determined individually. Should the approval be revoked, the Company and Himax Taiwan would be entitled to appeal such decision to the Committee of Appeal of the ROC Ministry of Economic Affairs and/or initiate court proceedings to reverse such decision. A revocation by the ROC Investment Commission would not (1) invalidate the effectiveness of the share exchange pursuant to which the Company’s ownership structure was established, (2) limit Himax Taiwan’s ability to issue equity or debt securities or incur debt or (3) otherwise restrict Himax Taiwan’s operations (other than as set out in the undertakings).

In August 2005, the Company purchased 3.18 hectares of land for an aggregate purchase price of approximately NT$325.8 million ($9.9 million) which satisfied the first condition.  As of December 31, 2005 and 2006, the Company had satisfied the 2005 and 2006 undertakings the Company made with the ROC Investment Commission.  Himax Taiwan had 549 employees and 664 employees as of December 31, 2005 and 2006, respectively, and had spent NT$1,012 million ($30.9 million) and NT$1,394 million ($42.8 million) in research and development expenditures in 2005 and 2006, respectively.

With regard to 2007 conditions, the Company expects that it will spend at or above the research and development expenditures requirements in 2007, even if its business suffers a slowdown (unaudited). Based on the nature of the fabless semiconductor design industry, even if the Company experience no or negative revenue growth as a result of company-specific or industry-wide events, the Company believes it still must commit to the necessary resources in both headcount and research and development expenditures in order to support its plans for further growth and competitiveness (unaudited). The Company’s business plan contemplates an increase in headcount (mostly research and development personnel) and research and development expenditures to improve and enhance its core technologies and know-how (unaudited). Based on the historical trend of increasing headcount and research and development expenditures and the Company’s projected headcount and research and development expenditures, the Company believes that the above-mentioned headcount and research and development expenditures requirements with respect to 2007 could be satisfied with a very high level of certainty (unaudited). In the event that the Company’s operating performance is below its current expectations, the Company believes it could still access unused letters of credit from several financial institutions to finance its working capital requirements in order to meet the increased headcount and/or research and development expenditures undertakings (unaudited). Moreover, the Company believes that Himax Taiwan could access the capital markets through the issuance of equity or debt securities or through the incurrence of debt (unaudited).

Therefore, the Company believes that the uncertainty that may arise from the restrictions that could potentially be imposed by the ROC Investment Commission mentioned above is not so severe that would cast significant doubt on the Company’s ability to control Himax Taiwan.  The Company has determined that the likelihood of the Company failing to satisfy the undertakings given to the ROC Investment Commission is remote and there is no significant impact to the Company’s financial position or results of operations (unaudited).

Note 22. Segment Information

The Company is engaged in the design, development and marketing of semiconductors for flat panel displays.  Based on the Company’s internal organization structure and its internal reporting, management has determined that the Company does not have any operating segments as that term is defined in SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

Revenues from the Company’s major product lines are summarized as follow:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
Display driver ICs for large-size applications	$258,006	470,631	645,513
Display driver ICs for mobile handset applications	12,607	31,123	52,160
Display drivers for consumer electronics applications	21,754	18,571	28,616
Others	7,906	19,879	18,229
	$300,273	540,204	744,518

The following tables summarize information pertaining to the Company’s revenues from customers in different geographic region (based on customer’s headquarter location):

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
Taiwan	$284,569	482,991	605,924
Other Asia Pacific (China, Korea and Japan)	15,704	57,213	138,287
Europe (Netherlands and France)	-	-	307
	$300,273	540,204	744,518

The tangible long-lived assets relating to above geographic areas were as follows:

	December 31,
	2005	2006
	(in thousands)
Taiwan	$24,344	40,132
China	82	203
Korea	-	6
	$24,426	40,341

Revenues from significant customers, those representing approximately 10% or more of total revenue for the respective periods, are summarized as follows:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
CMO and its affiliates, a related party	$189,870	318,008	409,697
Chunghwa Picture Tubes and its affiliates	58,430	87,534	92,561
	$248,300	405,542	502,258

Accounts receivable from significant customers, those representing approximately 10% or more of total accounts receivable for the respective periods, is summarized as follows:

	December 31,
	2005	2006
	(in thousands)
CMO and its affiliates, a related party	$68,113	115,535
Chunghwa Picture Tubes and its affiliates	41,369	33,846
	$109,482	149,381

Note 23. Subsequent Events

(a)	Acquisition

On February 1, 2007, the Company acquired 100 percent of the outstanding common stock of Wisepal Technologies, Inc. (“Wisepal”).  The results of Wisepal’s operations will be included in the Company’s consolidated financial statements beginning as of that date.  Wisepal is a display driver IC company primarily focuses on small-and medium-sized applications.  As a result of the acquisition, the Company is expected to diversify its product portfolio with more exposure towards small-and medium-sized products.  The acquisition will further strengthen the Company’s competitiveness in the display driver market with the addition of technology resources.

The aggregate purchase cost was $45,249 thousand, primarily consisting of 6,090,114 shares of the Company’s ordinary shares plus 418,440 units of the Company’s unvested RSUs. The value of the Company’s ordinary shares issued and the unvested RSUs granted was $43,020 thousand and $2,011 thousand, respectively, and was determined based on the average market price of the Company’s ordinary shares over the 2-day period before and after the terms of the acquisition were agreed to and announced.  The purchase agreement requires the Company to grant an option to the former parent company of Wisepal to purchase 626,285 additional shares of the Company’s ordinary shares at US$0.001 per share upon the achievement of specific milestones in 2007.  When it is deemed beyond a reasonable doubt that such conditions will be satisfied, the Company will record the additional consideration as additional goodwill related to the acquisition.  Based on the market price of the Company ordinary shares as of December 31, 2006, which is US$4.78 per share, the maximum possible price of such contingent consideration is $2,994 thousand.

The following table summarizes the preliminary allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.  The Company is in the process of obtaining third-party valuations of certain intangible assets; thus, the allocation of the purchase price is subject to refinement.

At February 1, 2007 (Unaudited)
(in thousands)
Current assets	$8,937
Property and equipment	1,247
Acquired in-process R&D	700
Intangible assets	7,148
Goodwill	28,566
Total assets acquired	46,598
Current liabilities	(1,349)
Total liabilities assumed	(1,349)
Net assets acquired	45,249

Approximately $700 thousand of the purchase price represents the estimated fair value of acquired in-process R&D projects that had not yet reached technological feasibility and had no alternative future use.  Accordingly, this amount will be expensed in the Consolidated Statement of Income at the acquisition date.  The acquired intangible assets, all of which will be amortized, have a weighted-average useful life of approximately 7 years.  The intangible assets that make up that amount include core and developed technology of $3,000 thousand (7-year weighted-average useful life), customer relationship of $4,100 thousand (7-year weighted-average useful life), and licence of $48 thousand (3-year weighted-average useful life).  Goodwill is not expected to be deductible for tax purpose.

(b)	Treasury share buybacks

In January 2007, the Company repurchased 2,161,636 ADSs from open market amounting to $10,841 thousand. On February 1, 2007, the Company announced the completion of its share buyback program, which had been authorized by the Company’s Board of Directors on November 2, 2006.  In total, the Company has repurchased $50 million or 10,047,471 ADSs in the open market at an average prices of US$4.98 per ADS. The repurchased ADSs and their underling ordinary shares were then cancelled, thereby reducing approximately 10 million shares or 5% of the Company’s issued and outstanding ordinary shares in 2007.

Note 24. Himax Technologies, Inc. (the Company only)

As a holding company, dividends received from the Company’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law as well as statutory and other legal restrictions.  The current corporate structure of the Company was established as a result of a share exchange between the Company and the former shareholders of Himax Taiwan.  The ROC Investment Commission has approved the share exchange, subject to the certain conditions as disclosed in the first paragraph of Note 21 (j).  If the Company were unable to satisfy any of the conditions imposed by ROC Investment Commission, the ROC Investment Commission may revoke the Company’s right to repatriation of profits to be distributed by Himax Taiwan or rescind its approval of the share exchange pursuant to which the Company’s ownership structure was established.

As of December 31, 2006, the amount of restricted net assets of Himax Taiwan, which may not be transferred to the Company in the forms of cash dividends by Himax Taiwan if the Company were unable to satisfy any of the conditions imposed by ROC Investment Commission was $238,173  thousand.

The Company believes that the above-mentioned restrictions of the ROC Investment Commission represent a limitation on distribution of assets from its subsidiary to the Company, therefore, the condensed separate financial information of the Company, as if the Company had been in existence for all periods, are presented as follows:

Condensed Balance Sheets
	December 31,
	2005	2006
	(in thousands)
Cash and cash equivalents	$-	95,591
Other current assets	-	31,013
Investment in subsidiaries	179,564	238,648
Total assets	$179,564	365,252
Liabilities	$13,733	1,325
Total stockholders’ equity	165,831	363,927
Total liabilities and stockholder’s equity	$179,564	365,252

The Company had no long-term obligations or guarantees as of December 31, 2005 and 2006.

Condensed Statements of Income
	Year ended December 31,
	2004	2005	2006
	(in thousands)
Revenues	$-	-	-
Costs and expenses	-	(77)	-
Operating income (loss)	-	(77)	-
Equity in earnings from subsidiaries	36,000	61,733	69,435
Other non operating income (loss)	-	(98)	5,755
Income before income taxes	36,000	61,558	75,190
Income tax	-	-	-
Net Income	$36,000	61,558	75,190

Condensed Statements of Cash Flows

	Year ended December 31,
	2004	2005	2006
	(in thousands)
Cash flows from operating activities:
Net income	$36,000	61,558	75,190
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in earning from subsidiaries	(36,000)	(61,733)	(69,435)
Changes in operating assets and liabilities:
Increase in other current assets	-	-	(5,789)
Increase in other accrued expenses and other currentliabilities	-	133	1,192
Net cash provided by (used in) operating activities	-	(42)	1,158
Net cash used in investing activities	-	-	(540)
Cash flows from financing activities:
Distribution of special cash dividends	-	(13,558)	-
Proceeds from borrowing (repayment) of short-termdebt	-	13,600	(13,600)
Proceeds from initial public offering, net of issuance costs	-	-	147,408
Acquisition of ordinary shares for retirement	-	-	(38,835)
Net cash provided by financing activities	-	42	94,973
Net increase in cash and cash equivalents	-	-	95,591
Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalent at end of year	$-	-	95,591

Corporate Information

Board of Directors

Chairman
Dr. Biing-Seng Wu

Directors
Jordan Wu
Jung-Chun Lin
Dr. Chun-Yen Chang
Yuan-Chuan Horng

Senior Management

Jordan Wu
Chief Executive Officer

Max Chan
Chief Financial Officer

Chih-Chung Tsai
Chief Technology Officer, Senior VP

Baker Bai
Incubator System Design Center, VP

John Chou
Quality & Reliability Assurance and Support Design Center, VP

Norman Hong
Sales and Marketing, VP

Corporate Headquarters

Himax Technologies, Inc.
No. 26, Zih Lian Road, Fonghua Village,
Sinshih Township, Tainan County 74445, Taiwan
Tel: +886-6-505-0880
Fax:+886-6-507-0000

Investor Information

Shareholder Services for American Depositary Shares (ADSs)
Deutsche Bank Trust Company Americas
60 Wall Street
New York, NY 10005

Stock Listings
The company’s common stock trades on the NASDAQ National Market under the symbol HIMX

Independent Auditors
KPMG Certified Public Accountants

Investor Contacts
Jackson Ko
Jessie Wang
Investor Relations
Himax Technologies, Inc.
8F, No19, Section 1, Hang-Chou South Road, Taipei 100, Taiwan
jackson_ko@himax.com.tw
Jessie_wang@himax.com.tw

David Pasquale
Executive Vice President
The Ruth Group
757 Third Avenue
New York, NY 10017
+646-536-7006
dpasquale@theruthgroup.com

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